
EXTENDING OUR RE
TO NEW MARKE

SONIC
America's Drive-In

Drivin' Our Business

2006 Annual Report



SONIC
America's Drive-In.
Drive-Thru
TREAT YOURSELF TO A STRAWBERRY CHEESECAKE SHAKE
OPEN 24 HOURS



Sonic began in 1953 in Shawnee, Oklahoma. Today, we franchise and operate the largest chain of drive-in restaurants in the country, with approximately 3,200 Sonic Drive-Ins from coast to coast and in northern Mexico.

Our drive-in restaurant experience, together with a unique menu and personalized carhop service, position us as one of the most highly differentiated concepts in the quick-service restaurant industry (QSR). Sonic Drive-Ins feature signature items, offering made-when-you-order Extra-Long Cheese Coneys, hamburgers, wraps, and other sandwiches, hand-battered Onion Rings, Tater Tots, and a full breakfast menu. We are known for our variety of Frozen Favorites® desserts and Fountain Favorites® drinks, too, like Cherry Limeades, Slushes, and Cream Pie Shakes, making Sonic the Ultimate Drink Stop℠. Sonic also offers a variety of choices for health-conscious customers, including Fresh Tastes™ salads and several low-calorie drinks, including a diet version of our classic Cherry Limeade.

At a typical Sonic Drive-In, customers park in one of 24 to 36 canopy-covered spaces and place orders through an intercom speaker system. A carhop delivers the customer's order curbside, usually within four minutes. Customers also may enjoy drive-thru service at many Sonics.

Change in System-Wide Same-Store Sales

2001	2002	2003	2004	2005	2006
2.3%	3.5%	0.3%	6.5%	6.0%	4.5%

System-Wide Marketing Expenditures (in millions)

	2001	2002	2003	2004	2005	2006
Total	$80	$90	$100	$110	$125	$145
National Cable and System Marketing Fund	$15	$17	$20	$32	$60	$72

System-wide Store Locations

☐ Core Markets
☐ Developing Markets

Day Part Mix

Sonic

30%	Lunch
22%	Dinner
19%	Afternoon
17%	After Dinner
12%	Morning

QSR

38%	Lunch
34%	Dinner
7%	Afternoon
6%	After Dinner
15%	Morning

To Our Stockholders

At Sonic, we know all about drivers. It wasn't long after the country developed a passion for the automobile that it also acquired a craving for Sonic's fast, fun and fresh food. As America's Drive-In, we've certainly fueled our share of road trips, lunchtime runs and family excursions.

A different set of drivers continues to provide momentum to our efforts in building the Sonic brand and extending its reach during the past year. In fiscal 2006, our financial and operational results reflected solid sales growth and strong chain expansion, which again resulted in record earnings for the year. Total revenues for fiscal 2006 increased 11% to $693.3 million from $623.1 million in the preceding year. Meanwhile, net income per diluted share increased 17% to $0.88 versus $0.75 in fiscal 2005 (with the prior year being adjusted for the new rules for stock compensation expense and all per share amounts reflecting our recent three-for-two stock split). These earnings translated into a return on stockholders' equity of 20%, up from 19% in fiscal 2005.

Attractive top- and bottom-line results for Sonic demonstrate the success of our multi-layered strategies in sustaining growth. Fundamental to these efforts has been an evolving view of our business from the standpoint of maximizing profitability per day part. We've backed that focus with progressively higher marketing expenditures - up 16% to about $145 million in fiscal 2006, along with a steady stream of new product news. These efforts have enabled us to remain relevant to our customers and expand our sales throughout the day, especially in the more non-traditional morning, afternoon and evening day parts. At the same time, we've continued to implement other initiatives, like PAYS, our Pay At Your Stall program with credit card terminals at each drive-in space, to enhance customer convenience and drive sales growth.

The positive impact of our sales-driving strategies was readily evident in our results for 2006. System-wide same-store sales for the year increased 4.5% - above our long-term target growth rate - as we notched our twentieth consecutive year of positive same-store sales.

A successful development program is another catalyst pushing our revenues and earnings. During fiscal 2006, we opened 173 new drive-ins. This nearly matched the 175 new drive-ins we opened in the previous year, a noteworthy feat considering the August and September landfalls of hurricanes along the Gulf Coast, where several of our key growth markets are situated. Add to this the generally increasing complexity surrounding permitting and site selection, and 2006 openings become even more significant.

It is gratifying to report that our new openings this past year took us to four new states. Initial sales in these new markets ran well ahead of chain averages, showing strong recognition and acceptance of the Sonic brand. This success is encouraging and reflects the attractive opportunities we have to continue to expand our footprint, both inside and beyond our traditional markets.

Of course, the success we achieved financially and operationally with the brand during fiscal 2006 also accrued to our franchisees in several important ways. Benefiting from our PAYS program, which began its rollout to franchisees this past year, same-store sales growth translated directly into higher average drive-in volumes and profits. For our franchisees, who account for 80% of our chain and truly represent the engine for our development program, Sonic's steadily improving drive-in level profitability provides a powerful ongoing incentive for new investment. And it helps explain why our development pipeline remains so strong, raising the prospects for the continued growth of our chain.

Financial Highlights

	2006	2005	Change
	($ in thousands, except per share data)		
Operations (for the year)			
Total revenues	$ 693,262	$ 623,066	11%
Income from operations [1]	$ 131,627	$ 117,449	12%
Net income [1]	$ 78,705	$ 70,443	12%
Net income per diluted share [1,2]	$ 0.88	$ 0.75	17%
Return on average stockholders' equity [1]	20.2 %	19.4 %	
Financial Position (at year's end)			
Total assets	$ 638,018	$ 563,316	13%
Stockholders' equity [1]	$ 391,693	$ 387,917	1%
System Information (for the year or at year's end)			
Partner Drive-Ins [3]	623	574	9%
Franchise Drive-Ins	2,565	2,465	4%
System-wide drive-ins [4]	3,188	3,039	5%
System-wide average drive-in sales [4]	$ 1,070	$ 1,023	5%
Change in system-wide sales [4]	10.7 %	12.4 %	
Change in system-wide same-store sales [4,5]	4.5 %	6.0 %	

1 Prior-year results have been adjusted to implement Statement of Financial Accounting Standards No. 123R, Share-Based Payment, (SFAS 123R), on a modified retrospective basis.

2 Adjusted for stock splits.

3 Partner Drive-Ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60%. Most supervisors and managers of Partner Drive-Ins own a minority equity interest.

4 System-wide information, which combines Partner Drive-In and Franchise Drive-In information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.

5 Changes in same-store sales based on drive-ins open for at least 15 months.

Sonic at a Glance

Total Revenues (in millions)



2001	2002	2003	2004	2005	2006
$331	$400	$447	$536	$623	$693

Return on Average Stockholders' Equity



2001	2002	2003	2004	2005	2006
20.1%	20.2%	19.1%	19.2%	19.4%	20.2%

Net Income (in millions)



Prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.

2001	2002	2003	2004	2005	2006
$36	$44	$48	$58	$70	$79

Drive-Ins System-Wide



2001	2002	2003	2004	2005	2006
2,359	2,533	2,706	2,885	3,039	3,188

Net Income Per Diluted Share



Prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.

2001	2002	2003	2004	2005	2006
$0.38	$0.46	$0.52	$0.63	$0.75	$0.88

System-Wide Average Sales Per Drive-In (in thousands)



2001	2002	2003	2004	2005	2006
$874	$906	$907	$964	$1,023	$1,070

As you might expect, considering Sonic's solid financial results, the company continued to generate strong cash flow from operations, well beyond that needed to support our development program, capital expenditures and other needs. Traditionally, we have used this excess cash flow for franchise acquisitions and to repurchase our common stock in open-market transactions. In fiscal 2006, we purchased 4.8 million shares at a total value of approximately $94 million. At the beginning of the year, we also acquired 15 franchise drive-ins operating in our core markets.

Taking advantage of our strong balance sheet, our Board recently authorized a modified "Dutch Auction" tender offer to accelerate these efforts. In this program, we offered to buy up to 24.3 million shares of common stock, or about 30% percent of the total outstanding, at a price per share of up to $23.00, for a total value of $560 million. We completed the modified Dutch Auction in October 2006; 15.9 million shares ultimately were tendered at an effective price of $23.00 per share. The final expenditure for these shares was $366 million, which was financed with new debt. Although interest costs will rise in connection with the tender offer, we anticipate that the effect of fewer shares outstanding will more than offset its impact on a per share basis, making the overall capital management strategy accretive to future earnings per share in 2008 and beyond.

As we look ahead to the coming year, we remain optimistic that the key drivers responsible for our growth in 2006 and in recent years will continue to shape a successful future for Sonic and all associated with our brand. Despite the obvious economic challenges facing consumers, we remain convinced that Sonic – as perhaps the most highly differentiated brand in the quick-service restaurant sector – remains well positioned with a unique menu offering to deliver quality and value to our customers. We think this will translate into continued sales momentum in fiscal 2007. In tandem with this, we anticipate that the company and its partners and franchisees will be avid in their pursuit of new drive-in opportunities, and we expect to see further penetration of existing markets, follow-on development in states where we have recently opened, and the addition of markets beyond that.

Lastly, I should point out that Sonic embarked on a new retrofit program during the past year and already has implemented the new Sonic look at 110 partner drive-ins. In the coming fiscal year, Sonic expects to roll out the retrofit program to 150 additional partner drive-ins and, in January 2007, will begin to extend the program to franchised drive-ins. We think this initiative, like the last effort in the mid-1990s, will help keep us distinctive in the eyes of consumers and will play a key role in the years ahead, as it is fully implemented, in producing the industry-leading results for which Sonic has become known.

Sincerely,



Clifford Hudson
Chairman, Chief Executive Officer
and President


ONI
rica's
Drive-

Over the past five years, we have opened more than 900 new Sonic Drive-Ins, expanding the size of our chain by almost one-third. The accelerated pace of our development continued this past year with the addition of 173 new locations, on top of the 175 we opened last year. As in the past, our franchisees – who operate 80% of our system – continued to take the lead in this process. This tandem approach to expanding our chain promotes a healthy balance between revenue growth for Sonic from partner drive-ins and the risk associated with developing markets. Moreover, considering our unique ascending royalty rate, our franchise-focused development also translates into a consistent and growing stream of franchising income for the company.

Hindsight, Foresig

Past success fuels new market expansion

Many factors drive Sonic's success, from fast, delicious, made-when-you-order food to a menu loaded with unique selections not typically available at most quick-service restaurants – like our signature Tater Tots, Extra-Long Cheese Coneys, and a vast assortment of taste-tempting desserts and fountain drinks. Of course, we enjoy some fame for the personal attention that comes with our carhop service that delivers orders curbside in mere minutes. Those brand attributes, among other things, have helped ensure our success in building our penetration in existing markets while forming a strong foundation for our expansion to new markets. Supported by strong media strategies, these fundamentals continue to produce tangible results for our operators, like average unit volume that climbed to more than $1 million in fiscal 2005 and increased further in fiscal 2006, cumulative same-store sales growth over the past three years that more than doubled the total for the four years preceding that, and significantly higher drive-in level profits for the last three years. This performance has provided our franchisees with strong incentives for ongoing development and, in fiscal 2006, helped spur our expansion to four new states – Delaware, Oregon, Pennsylvania, and Washington – northern states where the reception for our drive-in concept has been unequivocally warm. These incentives also have produced a strong pipeline for new drive-ins to come. Next year, for instance, we expect to open between 180-200 drive-ins, including 150-160 by our franchisees, demonstrating, in our view, that Sonic's expansion program is definitely running on high octane!

ht


Welcome to
the Keystone State
PENNSYLVANIA
TURNPIKE

Increasingly, we have viewed our business in terms of day part performance and have placed greater emphasis on how we can improve sales and profits by day part for our partners and franchisees. These goals intersect critically with our marketing strategies as we deploy our advertising dollars both to promote specific products and build our business across the day – not only in the typical peak times of lunch and dinner, but in non-traditional day parts, particularly mornings, afternoons, and evenings after dinner. These efforts have led to increasing average unit volume and greater balance in our sales throughout the day, which in turn has contributed to operational and staffing efficiencies along with steady growth in drive-in level profits. This day-part strategy has transformed Sonic over the years, moving our business from one centered primarily on the lunch and dinner day parts to one today that derives almost one-half of its total sales from morning, afternoon and after-dinner day parts.

In fiscal 2006, we continued to strengthen the Sonic brand with media expenditures totaling $145 million, up 16% from the previous year and more than double the amount we spent just six years ago. A growing focus for these advertising dollars since 1999 has been cable network advertising, which now commands about one-half of our total expenditures. Next year, we expect to increase these efforts again, dedicating approximately $160 million to media support.

Captivating customers with a strong brand message

Distinctivel Different



From time to time, people ask us why our commercials run in markets where we have no drive-ins. The nature of this question reflects on our increasing use of cable network advertising, which extends beyond our local areas to provide regional or national exposure for Sonic. First and foremost, cable advertising is an effective and efficient way to reach our markets and the important customer segments we target, and it's a strong complement to our media strategy for traditional network programming and local market initiatives. Additionally, cable advertising has proven to be a strong catalyst for sales in developing markets. As a pleasant side effect, we also have found that it typically has stimulated considerable interest for Sonic prior to our arrival in new markets, raising consumer awareness and excitement in advance of new drive-in openings. For example, consider that in fiscal 2006, our average annual system-wide drive-in volume was $1,070,000. In Spokane, Washington, one of our new markets this year, our franchisee's sales hit $1 million in the first 89 days...talk about captivating customers! Importantly, this was not the exception for us last year, but more indicative of a welcome and sustained trend. Clearly, cable advertising has been an important factor in our higher average unit volume growth, helping to push new drive-in sales up 20% in fiscal 2006 versus the level of just two years ago.

Well Equipp

Exploiting the power of innovation

Times are a-changin'. Competitors are becoming increasingly sophisticated. Business conditions and analysis are ever more complex. Obviously, new techniques and processes are needed to navigate this shifting landscape, and we are working aggressively with our franchisees and partners to build on new technologies to help improve our operational performance. A great example of this is PartnerNet, a bi-directional communications platform linking company and franchisee information systems. It also supports system-wide programs to standardize and improve the way Sonic relates to customers. It's part of what we call the "Toolkit for the 21st Century." Like a GPS system, it's a better way to map our future.


JEFFERSON ST

One of our more apparent – and successful – technology initiatives is our Pay At Your Stall program, or PAYS, which utilizes credit card terminals at each drive-in space to enhance the ease of ordering for our customers. It also has increased our speed of service on credit card orders by eliminating an extra trip by our carhops for transaction authorization – a process now automated. Paying with plastic is increasingly popular with consumers, and our credit card readers accept all major credit and debit cards as well as our *own My SONIC™ card, a reloadable, stored-value card, which continues to build loyalty among our* customers. Beyond the added convenience that our PAYS program delivers, and the operational improvements we have achieved by streamlining the credit card payment process, this innovation is driving solid sales growth. As of the end of fiscal 2006, we had extended our PAYS program to approximately 83% of our system, having completed the roll-out to partner drive-ins in January 2005. The results have been dramatic! During implementation over the past two years, credit card transactions have grown from about 8% to 10% of total sales to more than 25% now. Considering that the average transaction amount for credit card purchases is roughly 40% higher than cash transactions, this shift has been an important factor in Sonic's same-store sales growth, particularly on the franchise side this past year, and has had a significant impact on our average unit volume. We expect to have PAYS installed system-wide by the end of calendar 2006.

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YOUR ULTIMATE DRINK STOP
YOUR ULTIMATE DRINK STOP

Our PartnerNet platform, a proprietary intranet linking Sonic with its franchisees, is one example of how we help build the best small businesses in America. Through PartnerNet, our franchisees can access tools to improve their business, such as current system-wide sales information to develop an ideal food cost model, as well as e-learning modules to train staff. PartnerNet also unites franchisor and franchisees in a sophisticated process for supply chain management so we can work together with vendors and distributors to rationalize our system. These management tools have a solid payoff for franchisees in the form of higher sales and steady increases in drive-in level profits.

Maximize performance, create opportunities

Gain Tracti

When you think about it, Sonic's franchisees are true entrepreneurs, living the great American dream, being their own boss, and largely shaping a better future for themselves and their families. Beyond the traditional franchising relationship we maintain with them, and the mutual obligations that implies, we see an overarching responsibility to create opportunities for our franchisees and all those associated with the Sonic brand. Franchisees account for the bulk of our development activities and operate approximately 80% of our chain. In our view, these are some of the best small business men and women in the nation, literally numbering in the thousands. Our goal is to equip them with the tools needed to augment their talent and dedication so they can be prosperous, for their own personal benefit, for ours – driving sales and profits higher, and for our stockholders – through higher returns on investments. As we work alongside them to shift their businesses into overdrive, everyone wins!



on

Not surprisingly, the level of franchisee satisfaction – and their motivation to expand their businesses with us – highly correlates with average drive-in profits. A recent survey of almost 1,000 franchisees, representing 150 restaurant chains and more than 8,400 individual units, shed interesting light on how our franchisees view their relationships with Sonic, as franchisor, compared with other major franchise concepts. In this survey, the June 2006 issue of QSR magazine narrowed the field to 13 leading chains and sought to quantify franchisee perceptions on various aspects of franchisor leadership, support and innovation. Specifically, the survey questioned franchisees on such things as the sales growth prospects for their concepts, actual and expected profitability, advertising effectiveness, franchisor management ability, support programs, and the overall operational effectiveness of the franchisor. We're proud to note that Sonic scored highest overall in the quick-service restaurant industry and number one in many of the key areas. With this vote, our franchisees recognize the value of the tools we provide to improve their businesses and the support we extend as franchisor in leading the growth of our chain.

In a consumer-focused business, many things can affect your momentum, but complacency shouldn't be one of them. Everything we do at Sonic is geared to differentiate us from the competition and help us remain relevant to customers. Just look at our menu – unique and delightfully surprising, and backed by a steady stream of new product news to keep us top of mind and compelling. Likewise, our classic carhop service resonates with patrons, making each one first in line at Sonic, keeping us at the forefront of the quick-service sector. Refreshing the appearance of our drive-ins periodically is much the same and also can help create momentum. Just look at the last retrofit program we implemented in the mid-1990s. Change is good. Any driver will tell you, the turns are always the most fun!


SONIC
America's Drive-In.
Drive-Thru
TREAT YOURSELF TO A
STRAWBERRY
CHEESECAKE SHAKE
OPEN 24 HOURS!


DRIVE
THRU
OPEN
24 HRS

Turn Here

A new approach to a great tradition

During fiscal 2006, we began to implement a new retrofit initiative that will both update and refresh the look of our drive-ins. It has been 10 years since we introduced the last retrofit program, which took about four years to roll-out through our system and contributed to the significant sales momentum we experienced in the late 1990s. Now, as then, our partner drive-ins are spearheading this process. With early and extensive consultation and involvement between company specialists and franchisees, we continued to make modifications to the retrofit elements as the roll-out proceeded during the year in each test market. In making these refinements, we were successful in maintaining the high-energy excitement and iconic Sonic look. At the same time, we've reduced the investment amount per drive-in and have worked to lower ongoing operating costs, particularly for utilities, making the retrofit more affordable for future implementation by our partners and franchisees. We also have experimented with the addition of drive-thru lanes in tandem with the retrofit – a new opportunity for us to the extent that it makes sense within the real estate footprint. In the drive-ins that we retrofitted, sales increases have been very encouraging.



Selected Financial Data

The following table sets forth selected financial data regarding the company's financial condition and operating results. One should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the company's Consolidated Financial Statements included elsewhere in this report.

	Year ended August 31,				
	2006	2005[1]	2004[1]	2003[1]	2002[1]
	(In thousands, except per share data)				
Income Statement Data:					
Partner Drive-In sales	**$585,832**	$ 525,988	$ 449,585	$ 371,518	$ 330,707
Franchise Drive-Ins:					
Franchise royalties	**98,163**	88,027	77,518	66,431	61,392
Franchise fees	**4,747**	4,311	4,958	4,674	4,020
Other	**4,520**	4,740	4,385	4,017	4,043
Total revenues	**693,262**	623,066	536,446	446,640	400,162
Cost of Partner Drive-In sales	**468,627**	421,906	358,859	291,764	257,057
Selling, general and administrative	**52,048**	47,503	44,765	41,061	38,246
Depreciation and amortization	**40,696**	35,821	32,528	29,223	26,078
Provision for impairment of long-lived assets	**264**	387	675	727	1,261
Total expenses	**561,635**	505,617	436,827	362,775	322,642
Income from operations	**131,627**	117,449	99,619	83,865	77,520
Net interest expense	**7,578**	5,785	6,378	6,216	6,319
Income before income taxes	**$124,049**	$ 111,664	$ 93,241	$ 77,649	$ 71,201
Net income	**$ 78,705**	$ 70,443	$ 58,031	$ 47,801	$ 43,864
Income per share[2]:					
Basic	**$ 0.91**	$ 0.78	$ 0.65	$ 0.55	$ 0.49
Diluted	**$ 0.88**	$ 0.75	$ 0.63	$ 0.52	$ 0.46
Weighted average shares used in calculation[2]:					
Basic	**86,260**	89,992	88,970	87,698	90,350
Diluted	**89,239**	93,647	92,481	91,365	94,965
Balance Sheet Data:					
Working capital (deficit)	**$ (35,585)**	$ (30,093)	$ (14,537)	$ (2,875)	$ (12,942)
Property, equipment and capital leases, net	**477,054**	422,825	376,315	345,551	305,286
Total assets	**638,018**	563,316	518,633	486,119	405,356
Obligations under capital leases (including current portion)	**36,625**	38,525	40,531	27,929	12,938
Long-term debt (including current portion)	**122,399**	60,195	82,169	139,587	109,375
Stockholders' equity	**391,693**	387,917	337,900	267,733	232,236
Cash dividends declared per common share	**-**	–	–	–	–

[1] Previously reported prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.
[2] Adjusted for three-for-two stock splits in 2006, 2004 and 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Description of the Business. Sonic operates and franchises the largest chain of drive-ins in the United States. As of August 31, 2006, the Sonic system was comprised of 3,188 drive-ins, of which 20% or 623 were Partner Drive-Ins and 80% or 2,565 were Franchise Drive-Ins. Sonic Drive-Ins feature signature menu items such as specialty soft drinks and frozen desserts, made-to-order sandwiches and a unique breakfast menu. We derive our revenues primarily from Partner Drive-In sales and royalties from franchisees. We also receive revenues from initial franchise fees. To a lesser extent, we also receive income from the selling and leasing of signs and real estate, as well as from minority ownership interests in a few Franchise Drive-Ins.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to the company's franchising operations, as well as Partner Drive-In operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

Overview of Business Performance. Business performance was strong during fiscal year 2006 as net income increased 11.7% and earnings per share increased 17.3% to $0.88 per diluted share from $0.75 per diluted share in the year-earlier period, which is adjusted for the retrospective adoption of SFAS 123R for expensing stock-based compensation.

We continue to experience considerable momentum in our business fueled by strong growth in same-store sales that led to a strong increase in system-wide drive-in level average profits. In turn, the rise in store-level profits, which have grown handsomely over the last three years, helped produce a solid number of new drive-in openings by franchisees. We believe these results reflect our multi-layered growth strategy that features the following components:

- Solid same-store sales growth;
- Expansion of the Sonic brand through new unit growth, particularly by franchisees;
- Increased franchising income stemming from franchisee new unit growth, solid same-store sales growth and our unique ascending royalty rate;
- Operating leverage at both the drive-in level and the corporate level; and
- The use of excess operating cash flow and issuance of new debt for franchise acquisitions and share repurchases.

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the periods indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the company's revenues since franchisees pay royalties based on a percentage of sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

System-Wide Performance

	Year Ended August 31,		
	2006	2005	2004
		($ in thousands)	
Percentage increase in sales	**10.7%**	12.4%	13.1%
System-wide drive-ins in operation [1]:			
Total at beginning of period	**3,039**	2,885	2,706
Opened	**173**	175	188
Closed (net of re-openings)	**(24)**	(21)	(9)
Total at end of period	**3,188**	3,039	2,885
Core markets [2]	**2,435**	2,165	2,059
Developing markets [2]	**753**	874	826
All markets	**3,188**	3,039	2,885
Average sales per drive-in:			
Core markets	**$ 1,105**	$ 1,059	$ 1,004
Developing markets	**954**	934	861
All markets	**1,070**	1,023	964
Change in same-store sales [3]:			
Core markets	**5.3%**	5.6%	6.4%
Developing markets	**1.5**	7.4	6.8
All markets	**4.5**	6.0	6.5

[1] Drive-ins that are temporarily closed for various reasons (repairs, remodeling, management changes, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

[2] Markets are identified based on television viewing areas and further classified as core or developing markets based upon number of drive-ins in a market and the level of advertising support. Market classifications are updated periodically.

[3] Represents percentage change for drive-ins open for a minimum of 15 months.

System-wide same-store sales increased 4.5% during fiscal year 2006, with growth for the year in all of our non-traditional day parts (morning, afternoon and evening). The average check amount (average amount spent per transaction) represented a larger portion of the overall sales increase than traffic growth (number of transactions). This marked our 20th consecutive year of positive same-store sales growth. We believe our strong sales performance is a direct consequence of our specific sales-driving initiatives including, but not limited to:

- Continued growth of our business in non-traditional day parts including the morning, afternoon and evening day parts;
- Use of technology to reach customers and improve the customer experience;
- Monthly promotions and new product news focused on quality and expanded choice for our customers; and
- Growth in brand awareness through increased media spending and greater use of network cable advertising.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Looking forward, these strategies are expected to continue to positively impact our business. We expect revenue growth of between 11% and 13% for fiscal year 2007, based upon targeted same-store sales growth in the range of 2% to 4%.

We continue to promote the expansion of our business in non-traditional day parts (morning, afternoon and evening), which resulted in positive growth during fiscal year 2006 compared to fiscal year 2005 for each of these non-traditional day parts. We believe we have continuing opportunity to grow these day parts throughout fiscal year 2007.

Implementation of the PAYS program, which began in the fall of 2003, was completed in the remainder of our Partner Drive-Ins during the second quarter of fiscal year 2005. Under the PAYS program, a credit card terminal is added to each drive-in stall to facilitate credit and debit card transactions. Rollout to Franchise Drive-Ins began in February 2005 and is expected to be substantially complete system-wide by the end of calendar year 2006. Approximately 80% of Franchise Drive-Ins and over 83% of drive-ins system-wide now have the PAYS system in place.

We continue to use our monthly promotions to highlight our distinctive food offerings and to feature new products. We also use our promotions and product news to create a strong emotional link with consumers and to align closely with consumer trends for fresh ingredients, customization, menu variety and choice. During the past year, our new product offerings showcased the breadth of our menu and emphasized the opportunity for choice at Sonic. We will continue to have new product news in the coming months, all designed to meet customers' evolving taste preferences including the growing desire for fresh, quality product offerings and healthier alternatives.

During fiscal year 2006, our total system-wide media expenditures were approximately $145 million as compared to $125 million in fiscal year 2005, which we believe continues to increase overall brand awareness and strengthen our share of voice relative to our competitors. We also continued to spend approximately one-half of our marketing dollars on our system-wide marketing fund efforts, which are largely used for network cable television advertising, growing this area of our advertising from approximately $60 million in fiscal year 2005 to approximately $72 million in fiscal year 2006. We believe increased network cable advertising provides several benefits including the ability to more effectively target and better reach the cable audience, which has now surpassed broadcast networks in terms of viewership. In addition, national cable advertising also allows us to bring additional depth to our media and expand our message beyond our traditional emphasis on a single monthly promotion. Looking forward, we expect system-wide media expenditures to be approximately $160 million in fiscal 2007. The system-wide marketing fund portion will again represent approximately one-half of total media expenditures for fiscal 2007.

Sonic opened 173 new drive-ins during fiscal year 2006, consisting of 35 Partner Drive-Ins and 138 Franchise Drive-Ins, down slightly from 175 drive-in openings during fiscal year 2005 (37 Partner Drive-Ins and 138 Franchise Drive-Ins). Looking forward, the company expects to open 180 to 200 new drive-ins during fiscal year 2007, including 150 to 160 by franchisees.

Overview of Tender Offer and Financing Transactions. On October 13, 2006, we repurchased 15.9 million shares of our common stock that were properly tendered and not withdrawn, at a purchase price of $23.00 per share for a total purchase price of $366.1 million. We funded the repurchase of the shares of our common stock with the proceeds from new senior secured credit facilities with a syndicate of financial institutions led by Banc of America Securities LLC and Lehman Brothers Inc. The new senior secured credit facilities consist of a $100 million, five-year revolving credit facility and a $486 million, seven-year term loan facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues. Total revenues increased 11.3% to $693.3 million in fiscal year 2006 from $623.1 million during fiscal year 2005. The increase in revenues primarily relates to solid sales growth for Partner Drive-Ins and a rise in franchising income.

Revenues

	Year Ended August 31,		Increase/	Percent Increase/
	2006	2005	(Decrease)	(Decrease)
	(In thousands)			
Revenues:				
Partner Drive-In sales	**$585,832**	$ 525,988	$ 59,844	11.4%
Franchise revenues:				
Franchise royalties	**98,163**	88,027	10,136	11.5
Franchise fees	**4,747**	4,311	436	10.1
Other	**4,520**	4,740	(220)	(4.6)
Total revenues	**$693,262**	$ 623,066	$ 70,196	11.3

	Year Ended August 31,		Increase/	Percent Increase/
	2005	2004	(Decrease)	(Decrease)
	(In thousands)			
Revenues:				
Partner Drive-In sales	$ 525,988	$ 449,585	$ 76,403	17.0%
Franchise revenues:				
Franchise royalties	88,027	77,518	10,509	13.6
Franchise fees	4,311	4,958	(647)	(13.0)
Other	4,740	4,385	355	8.1
Total revenues	$ 623,066	$ 536,446	$ 86,620	16.1

The following table reflects the growth in Partner Drive-In sales and changes in comparable drive-in sales for Partner Drive-Ins. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

Partner Drive-In Sales

	Year Ended August 31,		
	2006	2005	2004
	($ in thousands)		
Partner Drive-In sales	**$585,832**	$ 525,988	$ 449,585
Percentage increase	**11.4%**	17.0%	21.0%
Partner Drive-Ins in operation[1]:			
Total at beginning of period	**574**	539	497
Opened	**35**	37	21
Acquired from (sold to) franchisees, net	**15**	(1)	21
Closed	**(1)**	(1)	–
Total at end of period	**623**	574	539
Average sales per Partner Drive-In	**$ 980**	$ 957	$ 886
Percentage increase	**2.4%**	8.0%	10.9%
Change in same-store sales[2]	**1.9%**	7.4%	7.8%

[1] Drive-ins that are temporarily closed for various reasons (repairs, remodeling, management changes, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

[2] Represents percentage change for drive-ins open for a minimum of 15 months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increases in Partner Drive-In sales result from newly constructed and acquired drive-ins and same-store sales increases in existing drive-ins, offset by the loss of sales for sold and closed drive-ins.

	Change in Partner Drive-In Sales Year Ended August 31,	
	2006	2005
	($ in thousands)	
Increase from addition of newly constructed drive-ins [1]	**$ 33,332**	$ 28,184
Increase from acquisition of drive-ins [2]	**19,549**	19,831
Increase from same-store sales	**9,754**	31,109
Decrease from drive-ins sold or closed [3]	**(2,791)**	(2,721)
Net increase in Partner Drive-In sales	**$ 59,844**	$ 76,403

[1] Represents the increase for 72 and 58 drive-ins opened since the beginning of the prior fiscal year as of August 31, 2006 and 2005, respectively.
[2] Represents the increase for 19 and 28 drive-ins acquired since the beginning of the prior fiscal year as of August 31, 2006 and 2005, respectively.
[3] Represents the decrease for seven and nine drive-ins sold or closed since the beginning of the prior fiscal year as of August 31, 2006 and 2005, respectively.

Effective September 1, 2005, we acquired 15 Franchise Drive-Ins located in the Tennessee and Kentucky markets. This acquisition added approximately 3% to our revenue growth during fiscal year 2006. Over the past several years, we have completed the acquisition of several Franchise Drive-Ins in various markets. These acquisitions are expected to continue to add to revenue growth and be accretive to earnings. Our acquisitions are typically focused on higher volume stores with strong store-level management already in place. In addition, the selling franchisee usually retains a significant drive-in base and continues growing with us in other areas. We view these types of acquisitions of drive-ins with proven track records as a very good, lower-risk use of our capital and they remain a very viable potential use of our excess cash flow in future years.

The following table reflects the growth in franchise income (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial health of our franchisees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Franchise Information		
	Year Ended August 31,		
	2006	2005	2004
		($ in thousands)	
Franchise fees and royalties [1]	**$ 102,910**	$ 92,338	$ 82,476
Percentage increase	**11.4%**	12.0%	16.0%
Franchise Drive-Ins in operation [2]:			
Total at beginning of period	**2,465**	2,346	2,209
Opened	**138**	138	167
Acquired from (sold to) company, net	**(15)**	1	(21)
Closed	**(23)**	(20)	(9)
Total at end of period	**2,565**	2,465	2,346
Franchise Drive-In sales	**$ 2,735,802**	$ 2,474,133	$ 2,219,340
Percentage increase	**10.6%**	11.5%	11.6%
Effective royalty rate	**3.59%**	3.56%	3.49%
Average sales per Franchise Drive-In	**$ 1,092**	$ 1,039	$ 983
Change in same-store sales [3]	**5.1%**	5.8%	6.2%

[1] *See Revenue Recognition Related to Franchise Fees and Royalties in the Critical Accounting Policies and Estimates* section of MD&A.

[2] Drive-ins that are temporarily closed for various reasons (repairs, remodeling, management changes, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

[3] Represents percentage change for drive-ins open for a minimum of 15 months.

Franchise royalties increased 11.5% to $98.2 million in fiscal year 2006, compared to $88.0 million in fiscal year 2005. Of the $10.2 million increase, approximately $6.1 million resulted from Franchise Drive-Ins' same-store sales growth of 5.1% in fiscal year 2006, combined with an increase in the effective royalty rate to 3.59% during fiscal year 2006 compared to 3.56% during fiscal year 2005. Each of our license agreements contains an ascending royalty rate whereby royalties, as a percentage of sales, increase as sales increase. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise royalties increased 13.6% to $88.0 million in fiscal year 2005, compared to $77.5 million in fiscal year 2004. Of the $10.5 million increase, approximately $6.3 million resulted from Franchise Drive-Ins' same-store sales growth of 5.8% in fiscal year 2005, combined with an increase in the effective royalty rate to 3.56% during fiscal year 2005 compared to 3.49% during fiscal year 2004. Each of our license agreements contains an ascending royalty rate whereby royalties, as a percentage of sales, increase as sales increase. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise fees increased 10.1% to $4.7 million as franchisees opened 138 new drive-ins in both fiscal year 2006 and fiscal year 2005. The increase in franchise fee revenue resulted from the termination of area development agreements related to an initiative to strengthen the franchise development pipeline by terminating non-performing agreements. Franchise fees decreased 13.0% to $4.3 million during fiscal 2005 as 138 Franchise Drive-Ins opened compared to 167 during the previous year.

Looking forward, there has been a strong increase in per store profits over the last three years. Historically, strong growth in sales and profits has been a good indicator of increased franchise openings in the following years. As of

Management's Discussion and Analysis of Financial Condition and Results of Operations

August 31, 2006, we had 152 area development agreements representing approximately 576 planned Franchise Drive-In openings over the next few years, compared to 163 such agreements at August 31, 2005 which represented approximately 635 planned Franchise Drive-In openings. While the number of agreements and commitments has declined, we believe that the termination of several non-performing agreements over the past year has improved the quality of our franchise pipeline. Another step that has contributed to growth of our confidence in the franchise pipeline is the recent expansion into a number of new markets, primarily located along the east and west coasts. In the past, our market expansion has been limited to a fewer number of markets at one time; we believe the brand awareness provided by our national cable advertising efforts will support this planned expansion to a greater number of markets.

Twenty-three Franchise Drive-Ins were closed during fiscal year 2006, which was an increase from the 20 Franchise Drive-Ins closed during fiscal year 2005. Most of the closings in fiscal year 2006 were the result of low sales and were spread across a broad range of markets and franchise groups. Fifteen of the fiscal year 2005 closings related primarily to two weaker franchise operators in two different markets. We do not believe that these drive-in closings are indicative of the Sonic brand's success. We have taken steps to require stronger financial qualifications of new franchisees, which we believe will significantly mitigate this type of risk. In addition, we expect that some of these drive-ins may re-open under new franchisee ownership.

We anticipate 150 to 160 store openings by franchisees during fiscal year 2007. Substantially all of these new drive-ins will open under our current form of license agreement, which contains a higher average royalty rate and initial opening fee. As a result of these new Franchise Drive-In openings and the continued benefit of the ascending royalty rate, we expect approximately $9 to $10 million in incremental franchise fees and royalties in fiscal year 2007.

Operating Expenses. Overall, drive-in cost of operations, as a percentage of Partner Drive-In sales, decreased to 80.0% in fiscal year 2006 from 80.2% in fiscal year 2005. Minority interest in earnings of drive-ins is included as a part of cost of sales, in the table below, since it is directly related to Partner Drive-In operations.

	Operating Margins		
	Year Ended August 31,		
	2006	2005	2004
Costs and Expenses[1]:			
Partner Drive-Ins:			
Food and packaging	**25.9%**	26.2%	26.3 %
Payroll and other employee benefits	**30.0**	30.3	30.2
Minority interest in earnings of Partner Drive-Ins	**4.3**	4.1	4.4
Other operating expenses	**19.8**	19.6	18.9
Total Partner Drive-In cost of operations	**80.0%**	80.2%	79.8%

[1] As a percentage of Partner Drive-In sales.

Food and packaging costs decreased by 0.3 percentage points during fiscal year 2006 compared to fiscal year 2005 following a decrease of 0.1 percentage points during fiscal year 2005 compared to fiscal year 2004. The improvement for fiscal year 2006 relates primarily to lower dairy costs and a favorable shift in product mix to drinks and ice cream, which have more favorable margins than other menu items. Looking forward, we anticipate that a benign commodity cost environment will result in flat to slightly favorable food and packaging costs, as a percentage of sales, on a year-over-year basis in fiscal year 2007.

Labor costs decreased by 0.3 percentage points during fiscal year 2006 compared to fiscal year 2005 after an increase of 0.1 percentage points during fiscal year 2005 compared to fiscal year 2004. The improvement for fiscal year 2006 is primarily a result of leverage from higher sales volumes. The slight increase for fiscal year 2005 resulted from

Management's Discussion and Analysis of Financial Condition and Results of Operations

staffing increases at the assistant manager level, as well as higher labor costs related to opening newly constructed stores as higher staffing levels were required for pre-opening training and through the initial opening period.

The average wage rate has increased only slightly over the past year. Looking forward, wage increases are expected to be leveraged by higher volumes. As a result, we expect labor costs to be slightly favorable, as a percentage of sales, on a year-over-year basis, in fiscal year 2007.

Minority interest, which reflects our store-level partners' pro-rata share of earnings through our partnership program, increased by $3.7 million during fiscal year 2006, reflecting the increase in average store-level profits. During fiscal year 2005, minority interest increased $1.6 million, also reflecting the increase in average profit per store. We continue to view the partnership program as an integral part of our culture at Sonic and a large factor in the success of our business, and we are pleased that profit distributions to our partners increased during fiscal year 2006. Since we expect our average store level profits to continue to grow in fiscal year 2007, we expect minority interest to continue to increase in dollar terms.

Other operating expenses increased by 0.2 percentage points during fiscal year 2006 after an increase of 0.7 percentage points during fiscal year 2005. Leverage from higher sales partially offset increased utility costs resulting from higher energy prices in fiscal year 2006. The increase in fiscal year 2005 resulted primarily from credit card charges associated with the increase in credit card transactions stemming from the success of the PAYS program, as well as increased repairs and maintenance expenses resulting from a greater focus on the physical appearance of our drive-ins. Looking forward, we expect other operating expenses to be flat to slightly favorable in fiscal year 2007, as we lap over the higher costs from a year ago.

To summarize, we are expecting overall restaurant-level margins to be slightly favorable during fiscal year 2007 on a year-over-year basis.

Selling, General and Administrative. Selling, general and administrative expenses increased 9.6% to $52.0 million during fiscal year 2006 and 6.1% to $47.5 million during fiscal year 2005. As a percentage of total revenues, selling, general and administrative expenses decreased to 7.5% in fiscal year 2006, compared with 7.6% in fiscal year 2005 and 8.3% in fiscal year 2004. Sonic adopted SFAS 123R at the beginning of fiscal year 2006, therefore, we are now expensing the estimated fair value of stock options over their vesting period. We chose to adopt the new standard using the modified retrospective application method, as provided for in the standard. This method of adoption requires us to adjust all prior periods to reflect expense for the fair value of stock options that was previously only disclosed in the footnotes to the financial statements. As of August 31, 2006, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12.4 million and is expected to be recognized over a weighted average period of 1.6 years. See Note 1 and Note 12 of the Notes to the Consolidated Financial Statements for additional information regarding our stock-based compensation. Excluding stock-based compensation expense, these costs increased 10.1% during fiscal year 2006 and 6.5% during fiscal year 2005, both increases related primarily to increased headcount additions to support continued growth of our business. We anticipate that selling, general and administrative costs will increase in the range of 10% to 12% in fiscal year 2007 and decline slightly, as a percentage of sales.

Depreciation and Amortization. Depreciation and amortization expense increased 13.6% to $40.7 million in fiscal year 2006 due, in part, to additional depreciation stemming from the Tennessee and Kentucky acquisitions, as well as the reduction in remaining useful life for certain assets related to the retrofit of Partner Drive-Ins in the late 1990s. This reduction in life resulted from a re-evaluation of the remaining life of such assets in the fourth quarter of fiscal year 2005. Depreciation and amortization expense increased 10.1% to $35.8 million in fiscal year 2005 due, in part, to additional depreciation stemming from the Colorado acquisition in July 2004. Capital expenditures during fiscal year 2006 were $113.6 million, including $14.6 million related to the acquisition of drive-ins, and $12.1 million related to the purchase of real estate in the fourth quarter. Looking forward, with approximately $75 to $80 million in capital expenditures planned for the year, normal depreciation and amortization is expected to increase by approximately 8% to 10% for the year.

Provision for Impairment of Long-lived Assets. Three surplus properties became impaired during fiscal year 2006 under the guidelines of FAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result, a total

Management's Discussion and Analysis of Financial Condition and Results of Operations

provision for impairment of long-lived assets of $0.3 million was recorded for the carrying costs of these assets in excess of their estimated fair values. One Partner Drive-In and one surplus property became impaired during fiscal year 2005 which resulted in a provision for impairment of $0.4 million for carrying cost in excess of estimated fair value for the assets. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the estimate of future cash flows associated with these drive-ins may change in the near future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value. While it is impossible to predict if future write-downs will occur, we do not believe that future write-downs will impede our ability to continue growing earnings at a solid rate.

Interest Expense. Net interest expense increased 31.0% in fiscal year 2006 compared to a 9.3% decrease in fiscal year 2005. The increase in fiscal year 2006 resulted from increased borrowings which have been used largely to fund approximately $93.7 million in share repurchases during the year and capital expenditures. The reduction in interest expense for fiscal year 2005 was a result of strong cash flow from operations that limited borrowings, with the reduction in interest expense more than offsetting the decrease in interest income relating to the outsourcing of our partner notes to a third-party financial institution in August 2004. Going forward, we expect net interest expense to increase as a result of the tender offer initiated by the company in August 2006 and funded in October 2006. The resulting additional long-term borrowings are expected to result in an increase in net interest expense to at least $32 million or more depending on the level of share repurchases and acquisitions of Franchise Drive-Ins.

Income taxes. The provision for income taxes remained relatively constant for fiscal year 2006 with an effective federal and state tax rate of 36.6% compared with 36.9% in fiscal year 2005 and 37.8% in fiscal year 2004. The lower rate for fiscal year 2005 as compared to fiscal year 2004 resulted primarily from a retroactive tax law change that reinstated expired tax credits in the first quarter of fiscal year 2005. The expiration of the Work Opportunity Tax Credit on January 1, 2006 has negatively impacted and will continue to impact our tax rate going forward. We expect that Congress will reinstate the tax credit retroactively, as they have done in the past. However, we are not allowed to record the benefit of this credit for qualified employees hired after December 31, 2005 until the legislation becomes enacted law. We expect our tax rate to be in the range of 36.5% to 37.5% in fiscal year 2007. However, our tax rate may continue to vary significantly from quarter-to-quarter depending upon the timing of the renewal of the Work Opportunity Tax Credit program, option exercises and dispositions by option-holders and as circumstances on individual tax matters change.

Financial Position

During fiscal year 2006, current assets increased 20.6% to $42.5 million compared to $35.2 million as of the end of fiscal year 2005. Cash balances increased by $3.2 million as a result of positive operating cash flows and current notes receivable from franchisees increased by approximately $2.5 million related to short term financing for certain franchisee capital projects. Net property, equipment and capital leases increased by $54.2 million as a result of capital expenditures and the Tennessee and Kentucky acquisition. Goodwill increased by $8.5 million and other intangibles increased by $4.3 million as a result of the Tennessee and Kentucky acquisition. These increases combined with the increase in current assets resulted in a 13.3% increase in total assets to $638.0 million as of the end of fiscal year 2006.

Total current liabilities increased $12.8 million or 19.5% during fiscal year 2006 as a result of a temporary increase in accounts payable and accrued liabilities, which was partially offset by a reduction in tax liabilities due to the timing of tax payments. The noncurrent portion of long-term debt increased $61.2 million or 109.5% as a result of advances on the company's line of credit to fund portions of the share repurchases, capital expenditures and the Tennessee and Kentucky acquisition. Overall, total liabilities increased $70.9 million or 40.4% as a result of the items discussed above.

Stockholders' equity increased $3.8 million or 1.0% during fiscal year 2006 primarily resulting from earnings during the period of $78.7 million, along with $18.8 million for stock option-related and other activity, offset by treasury stock repurchases during the period of $93.7 million. At the end of fiscal year 2006, our debt-to-total capital ratio stood at 28.9%, up from 20.3% at the end of fiscal year 2005. For the 12 months ended August 31, 2006, return on average stockholders' equity was 20.2% and return on average assets was 13.1%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital

Operating Cash Flows. Net cash provided by operating activities decreased $0.2 million or 0.2% to $127.5 million in fiscal year 2006 as compared to $127.7 million in fiscal year 2005. The increase in operating profit before depreciation and amortization was offset by a less significant increase in operating liabilities related to the amount and timing of tax and other liability payments and a decrease in benefit from deferred income taxes. We anticipate continuing to generate positive free cash flow going forward. We believe free cash flow, which we define as net income plus depreciation, amortization and stock-based compensation expense less capital expenditures, is useful in evaluating the liquidity of the company by assessing the level of funds available for share repurchases, acquisitions of Franchise Drive-Ins, and repayment of debt.

Investing Cash Flows. We opened 35 newly constructed Partner Drive-Ins and acquired 15 drive-ins from franchisees during fiscal year 2006. We funded total capital additions for fiscal year 2006 of $113.6 million, which included the cost of newly opened drive-ins, new equipment for existing drive-ins, drive-ins under construction, the acquisition of Franchise Drive-Ins and real estate, and other capital expenditures, from cash generated by operating activities and borrowings under our line of credit. During fiscal year 2006, we purchased the real estate for 24 of the 35 newly constructed and 12 of the 15 acquired drive-ins. Subsequent to year-end, we entered into a sale-leaseback agreement to dispose of the real estate underlying the acquired drive-ins at an amount roughly equal to the purchase price of the real estate. Sales of real estate relating to drive-ins previously sold to franchisees are a component of cash from investing activities and totaled $2.3 million during fiscal year 2006 compared to $1.3 million during fiscal year 2005.

Financing Cash Flows. At August 31, 2006 we had an agreement with a group of banks that provided us with a $150.0 million line of credit expiring in July 2010. As of August 31, 2006, our outstanding borrowings under the line of credit were $101.2 million at an effective borrowing rate of 6.1%, as well as $0.7 million in outstanding letters of credit. Subsequent to year end, the new senior secured credit facility, described further below, was used to refinance the existing line of credit and the senior unsecured notes balance of $19.9 million. As a result of the subsequent credit facility, the amount classified as a current liability is based upon the $5.1 million due by the end of fiscal year 2007 under the new credit facility rather than upon amounts due under the line of credit and senior unsecured notes because the new facility was utilized to repay those obligations. After funding of the tender offer described below, we plan to use the new revolving credit facility to finance the opening of newly constructed drive-ins and other planned capital expenditures, acquisitions of existing drive-ins, purchases of the company's common stock and for other general corporate purposes, as needed. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

On April 7, 2006, the Board of Directors approved an increase in the company's share repurchase program from $34.6 million to $110.0 million and extended the program through August 31, 2007. Pursuant to this program, the company acquired 4.8 million shares at an average price of $19.57 for a total cost of $93.7 million during fiscal year 2006. Of the amount repurchased during the year, $20.6 million was repurchased after the program's extension leaving $89.4 million available under the program as of August 31, 2006. See Tender Offer below.

Tender Offer. On August 15, 2006, we commenced a "modified Dutch auction" tender offer, initially offering to purchase 25.5 million shares of our common stock at a price not less than $19.50 and not greater than $22.00 per share, for a maximum aggregate purchase price of $560 million. On September 25, 2006, we decreased the number of shares sought in the tender offer to 24.3 million, and increased the purchase price to not less than $19.50 and not greater than $23.00 per share. On October 13, 2006, we repurchased 15.9 million shares of our common stock that were properly tendered and not withdrawn, at a purchase price of $23.00 per share for a total purchase price of $366.1 million.

Senior Secured Credit Facilities. We funded the repurchase of the shares of our common stock with the proceeds from new senior secured credit facilities with a syndicate of financial institutions led by Banc of America Securities LLC and Lehman Brothers Inc. The new senior secured credit facilities consist of a $100 million, five-year revolving credit facility and a $486 million, seven-year term loan facility. As of October 13, 2006, we had borrowed $486 million under the term loan facility and no advances were outstanding under the revolving credit facility, to fund the purchase of the shares in the tender offer, as well as refinance certain of our existing indebtedness and pay related fees and expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate. Interest on loans under the new senior secured credit facility will be payable at per annum rates equal to (1) in the case of the revolving credit facility, initially, LIBOR plus 175 basis points and adjusting over time based upon Sonic's leverage ratio and (2) in the case of the term loan facility, initially, LIBOR plus 200 basis points and adjusting over time based upon Sonic's credit ratings with Moody's Investors Service Inc. As discussed below, we expect to refinance this facility with an alternative facility that is expected to bear interest at a lower rate.

Commitment Fees. We will pay a commitment fee on the unused portion of the revolving credit facility, starting at 0.375% and adjusting over time based upon our leverage ratio.

Conditions to Funding. Our ability to reserve funds from the revolving credit facility is conditioned upon various customary representations and warranties being true at the time of the borrowing, and upon no event of default existing or resulting from the receipt of such finds.

Security Interests. We and all of our domestic subsidiaries have granted the lenders under the new senior secured credit facility valid and perfected first priority (subject to certain exceptions) liens and security interests in (1) all present and future shares of capital stock (or other ownership profit interests) in each of our present and future subsidiaries (subject to certain limitations), (2) all present and future property and assets, real and personal and (3) all proceeds and products of the property and assets described in clauses (1) and (2).

Covenants and Events of Default. The credit agreement governing the new senior secured credit facilities contains certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings. Such negative covenants include limitations on liens, consolidations and mergers, indebtedness, capital expenditures, asset dispositions, sale-leaseback transactions, stock repurchases, transactions with affiliates and other restrictions and limitations. Furthermore, the credit agreement requires us to maintain compliance with certain financial covenants such as a leverage ratio and fixed charge coverage ratio. Although management does not anticipate an event of default, if such an event occurred, the unpaid amounts outstanding could become immediately due and payable.

Securitization. We currently intend to refinance the new senior secured credit facilities in the near future through a securitization of our Franchise and Partner Drive-In royalties and Partner Drive-In rental stream. The securitization is expected to consist of a six-year term asset-backed securitization and a $100 million variable funding note, and to involve the transfer of certain Franchise and Partner Drive-In assets to a bankruptcy-remote vehicle. We expect the interest rate on the securitization will be between 50 and 125 basis points lower than on the new senior secured credit facilities. The final interest rate will be determined based upon final ratings that are in the process of being determined. Additional fees related to the securitization are estimated at approximately $20 million and will be amortized over the life of the related debt. The securitization and the refinancing of the new senior secured credit facilities are expected to occur by December 31, 2006. If, however, we cannot obtain the securitization on terms satisfactory to us, we expect the new senior secured credit facilities to remain in place until maturity or until an alternative refinancing can be arranged.

Forward Starting Swap Agreement. We have entered into a forward starting swap agreement with J.P. Morgan Chase Bank with a total notional amount of $400 million. The forward starting swap agreement was entered into to hedge part of our interest rate exposure associated with the securitized financing. We expect to settle the forward swap agreement upon the initiation of the securitized financing. The settlement of this forward starting swap is expected to provide us with an effective interest rate based upon a five-year swap rate of 5.16% plus 90 to 110 basis points for $400 million of the amount financed. The remaining term loan balance is expected to bear interest at the five-year swap rate at the time the securitization is funded plus 90 to 110 basis points. If the securitization is not completed for any reason, we may redesignate the forward starting swap as a hedge of future interest payments under the new senior secured credit facilities, with any ineffectiveness recorded as a charge or credit to earnings, or we could terminate the swap resulting in an immediate charge or credit to earnings.

We plan capital expenditures of approximately $75 to $80 million in fiscal year 2007, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, retrofit of existing Partner Drive-Ins and other drive-in level expenditures. We expect to fund these capital expenditures through cash flow from operations and borrowings under our new senior secured credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of August 31, 2006, our total cash balance of $9.6 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the new senior secured credit facility, will meet our needs for the foreseeable future.

Known Trends, Events, Demands, Commitments and Uncertainties

Looking forward, the tender offer and related increase in debt and decrease in shares outstanding will impact a number of trends, including interest expense, cash used for financing activities and earnings per share. As a result of the increase in debt, interest expense is expected to increase to at least $32 million or more depending on the level of share repurchases and acquisitions of Franchise Drive-Ins. Sonic is currently pursuing refinancing the senior credit facilities with a securitized financing arrangement. Although we currently expect to successfully complete the securitization, if we are unable to do so or are delayed in completing it, nonrefundable fees associated with the securitization of approximately $1 to $2 million would be expensed immediately rather than amortized over the life of the securitization. Weighted shares outstanding for calculating diluted earnings per share are expected to decrease to approximately 81 million shares for the first fiscal quarter of 2007 and to approximately 75 million for fiscal year 2007, but may vary significantly, depending upon the level of future share repurchases. The decrease in shares outstanding will impact the resulting earnings per share calculations.

Off-Balance Sheet Arrangements

The company has obligations for guarantees on certain franchisee loans and lease agreements. See Note 15 of the Notes to Consolidated Financial Statements for additional information about these guarantees. The company has no other material off-balance sheet arrangements.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2006 are summarized in the following table:

	Payments Due by Period (In thousands)				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Long-term debt	$ 122,399	$ 5,227	$ 13,860	$ 13,851	$ 89,461
Capital leases	54,437	4,891	9,597	9,507	30,442
Operating leases	168,707	10,513	20,792	20,187	117,215
Total	$ 345,543	$ 20,631	$ 44,249	$ 43,545	$ 237,118

Impact of Inflation

Though increases in labor, food or other operating costs could adversely affect our operations, we do not believe that inflation has had a material effect on income during the past several years.

Seasonality

We do not expect seasonality to affect our operations in a materially adverse manner. Our results during the second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of Partner and Franchise Drive-Ins.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review each Partner Drive-In for impairment when events or circumstances indicate it might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually, we assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins. These impairment tests require us to estimate fair values of our brand and our drive-ins by making assumptions regarding future cash flows and other factors. As of August 31, 2006, we reviewed 21 Partner Drive-ins with combined carrying amounts of $4.9 million in property, equipment and capital leases for possible impairment, and, based on our cash flow assumptions, we determined that no impairments were needed. During the fourth quarter of fiscal year 2006, we performed our annual assessment of recoverability of goodwill and other intangible assets and determined that no impairment was indicated. As of August 31, 2006, goodwill and intangible assets totaled $107.7 million. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Ownership Program. Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of Sonic nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions, which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy-out and buy-in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of FAS 142, "Goodwill and Other Intangible Assets."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are nonrefundable and are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay royalties to Sonic each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

Accounting for Stock-Based Compensation. As discussed further in Note 1 and Note 12 of Notes to the Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") effective September 1, 2005 using the modified retrospective application method. As a result, financial statement amounts for prior periods presented have been adjusted to reflect the fair value method of expensing prescribed by SFAS 123R.

We estimate the fair value of options granted using the Black-Scholes option pricing model along with the assumptions shown in Note 12 to the financial statements. The assumptions used in computing the fair value of share-based payments reflect our best estimates, but involve uncertainties relating to market and other conditions, many of which are outside of our control. We estimate expected volatility based on historical daily price changes of the company's stock for a period equal to the current expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns. If other assumptions or estimates had been used, the stock-based compensation expense that was recorded for the first nine months of 2006 could have been materially different. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

Income Taxes. We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as wages paid to certain employees, effective rates for state and local income taxes and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision, including legislative and judicial developments. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state and local governments, typically several years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. Adjustments to these estimates or returns can result in significant variability in the tax rate from period to period.

Leases. Certain Partner Drive-Ins lease land and buildings from third parties. Rent expense for operating leases is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Judgment is required to determine options expected to be exercised. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations are reflected in rent expense on a straight-line basis over the expected lease term, including cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of leased property, which can occur before rent payments are due under the terms of the lease. Contingent rent is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

Sonic's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate. Sonic is also exposed to market risk from changes in commodity prices. Sonic does not utilize financial instruments for trading purposes.

Sonic manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of the instruments, potential increases in interest expense due to market increases in floating rates and the creditworthiness of the counterparties in such transactions.

Interest Rate Risk. Our exposure to interest rate risk at August 31, 2006 consisted of our senior notes, outstanding line of credit, and notes receivable. The senior notes and line of credit were subsequently repaid with the proceeds under the term loan facility of the new senior secured credit facility. The term loan facility bears interest at a floating rate benchmarked to U.S. and European short-term interest rates. The collective balances outstanding as of August 31, 2006 that were repaid by the term loan facility totaled $121.0 million. The impact on our results of operations of a one-point interest rate change on the average combined balance that was outstanding under the line of credit and senior notes during fiscal year 2006 would have been approximately $0.8 million. Looking forward, the impact on our results of operations of a one-point interest rate change on the balances subsequently outstanding under the new senior credit facility would be approximately $4.6 million. We have made certain loans to our franchisees totaling $5.9 million as of August 31, 2006. The interest rates on these notes are generally between 6.0% and 10.5%. We believe the fair market value of these notes approximates their carrying amount.

The company entered into an interest rate swap in February 2006, which was designated as a cash flow hedge to modify a portion of the variable rate line of credit to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. Subsequent to repayment of the line of credit, this interest rate swap was terminated, resulting in an immaterial gain being recognized immediately to income in the first quarter of fiscal year 2007.

In August 2006, the company entered into a forward starting swap agreement, which was designated as a cash flow hedge of the variability in the cash outflows of interest payments on the securitized financing that is anticipated to be completed by December 31, 2006. The swap has a notional principal amount of $400 million. The gross fair value of the forward starting swap as of August 31, 2006 was a liability of $0.8 million. A 1% increase or decrease in the benchmark rate is estimated to result in approximately a $.2 million increase or decrease, respectively, in the gross fair value of the forward starting swap.

Commodity Price Risk. The company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost and any commodity price aberrations are generally short term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

	August 31, 2006	August 31, 2005*
	(In thousands)	
Assets:		
Current assets:		
Cash and cash equivalents	**$ 9,597**	$ 6,431
Accounts and notes receivable, net	**21,271**	18,801
Net investment in direct financing leases	**1,287**	1,174
Inventories	**4,200**	3,760
Deferred income taxes	**307**	821
Prepaid expenses and other	**5,848**	4,262
Total current assets	**42,510**	35,249
Notes receivable, net	**5,182**	3,138
Net investment in direct financing leases	**3,815**	5,033
Property, equipment and capital leases, net	**477,054**	422,825
Goodwill, net	**96,949**	88,471
Trademarks, trade names and other intangibles, net	**10,746**	6,434
Other assets, net	**1,762**	2,166
Total assets	**$ 638,018**	$ 563,316
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 23,438**	$ 14,117
Deposits from franchisees	**2,553**	3,157
Accrued liabilities	**33,874**	26,367
Income taxes payable	**10,673**	15,174
Obligations under capital leases and long-term debt due within one year	**7,557**	6,527
Total current liabilities	**78,095**	65,342
Obligations under capital leases due after one year	**34,295**	36,259
Long-term debt due after one year	**117,172**	55,934
Other noncurrent liabilities	**12,504**	10,078
Deferred income taxes	**4,259**	7,786
Commitments and contingencies (Notes 6, 7, 14, and 15)		
Stockholders' equity:		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	**-**	–
Common stock, par value $.01; 245,000,000 shares authorized; shares issued 114,988,369 in 2006 and 113,649,009 in 2005	**1,150**	1,136
Paid-in capital	**173,802**	153,776
Retained earnings	**476,694**	397,989
Accumulated other comprehensive income	**(484)**	–
	651,162	552,901
Treasury stock, at cost; 29,506,003 shares in 2006 and 24,676,380 shares in 2005	**(259,469)**	(164,984)
Total stockholders' equity	**391,693**	387,917
Total liabilities and stockholders' equity	**$ 638,018**	$ 563,316

* Adjusted to include the impact of stock-based compensation expense and the three-for-two stock split in April 2006; see Note 1 and Note 12 for additional information.

See accompanying notes.

Consolidated Statements of Income

	Year ended August 31,		
	2006	2005*	2004*
	(In thousands, except per share data)		
Revenues:			
Partner Drive-In sales	**$ 585,832**	$ 525,988	$ 449,585
Franchise Drive-Ins:			
Franchise royalties	**98,163**	88,027	77,518
Franchise fees	**4,747**	4,311	4,958
Other	**4,520**	4,740	4,385
	693,262	623,066	536,446
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	**151,724**	137,845	118,073
Payroll and other employee benefits	**175,610**	159,478	135,880
Minority interest in earnings of Partner Drive-Ins	**25,234**	21,574	19,947
Other operating expenses, exclusive of depreciation and amortization included below	**116,059**	103,009	84,959
	468,627	421,906	358,859
Selling, general and administrative	**52,048**	47,503	44,765
Depreciation and amortization	**40,696**	35,821	32,528
Provision for impairment of long-lived assets	**264**	387	675
	561,635	505,617	436,827
Income from operations	**131,627**	117,449	99,619
Interest expense	**8,853**	6,418	7,684
Interest income	**(1,275)**	(633)	(1,306)
Net interest expense	**7,578**	5,785	6,378
Income before income taxes	**124,049**	111,664	93,241
Provision for income taxes	**45,344**	41,221	35,210
Net income	**$ 78,705**	$ 70,443	$ 58,031
Basic income per share	**$ 0.91**	$ 0.78	$ 0.65
Diluted income per share	**$ 0.88**	$ 0.75	$ 0.63

* Adjusted to include the impact of stock-based compensation expense and the three-for-two stock split in April 2006; see Note 1 and Note 12 for additional information.

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock	
	Shares	Amount	Capital*	Earnings*	Income	Shares	Amount
				(In thousands)			
Balance at August 31, 2003	49,181	$ 492	$ 116,753	$ 269,515	$ -	9,964	$ (119,027)
Exercise of common stock options	592	6	5,608	-	-	-	-
Stock-based compensation expense	-	-	6,495	-	-	-	-
Tax benefit related to exercise of employee stock options	-	-	3,398	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	148	(3,371)
Three-for-two stock split	24,845	248	(248)	-	-	4,987	-
Net income	-	-	-	58,031	-	-	-
Balance at August 31, 2004	74,618	746	132,006	327,546	-	15,099	(122,398)
Exercise of common stock options	1,148	12	10,796	-	-	-	-
Stock-based compensation expense	-	-	6,757	-	-	-	-
Tax benefit related to exercise of employee stock options	-	-	4,595	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	1,352	(42,586)
Net income	-	-	-	70,443	-	-	-
Balance at August 31, 2005	75,766	758	154,154	397,989	-	16,451	(164,984)
Exercise of common stock options	**1,003**	**10**	**7,981**	-	-	-	-
Stock-based compensation expense, including capitalized compensation of $216	-	-	**7,404**	-	-	-	-
Tax benefit related to exercise of employee stock options	-	-	**4,645**	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	**3,538**	**(94,485)**
Three-for-two stock split	**38,219**	**382**	**(382)**	-	-	**9,517**	-
Deferred hedging losses, net of tax of $300	-	-	-	-	**(484)**	-	-
Net income	-	-	-	**78,705**	-	-	-
Balance at August 31, 2006	**114,988**	**$ 1,150**	**$ 173,802**	**$ 476,694**	**$ (484)**	**29,506**	**$ (259,469)**

* Prior years adjusted to include the impact of stock-based compensation expense; see Note 1 for additional information.

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended August 31,		
	2006	2005*	2004*
		(In thousands)	
Cash flows from operating activities			
Net income	**$ 78,705**	$ 70,443	$ 58,031
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**40,356**	35,435	32,060
Amortization	**340**	386	468
Gain on dispositions of assets, net	**(422)**	(1,115)	(868)
Stock-based compensation expense	**7,188**	6,757	6,495
(Credit) provision for deferred income taxes	**(2,713)**	1,075	2,706
Provision for impairment of long-lived assets	**264**	387	675
Excess tax benefit from exercise of employee stock options	**(4,645)**	(4,595)	(3,398)
Other	**625**	500	145
Increase in operating assets:			
Accounts and notes receivable	**(2,275)**	(2,481)	(737)
Inventories and prepaid expenses	**(2,267)**	(1,371)	(1,691
Increase in operating liabilities:			
Accounts payable	**2,821**	5,847	2,702
Accrued and other liabilities	**9,496**	16,417	6,672
Total adjustments	**48,768**	57,242	45,229
Net cash provided by operating activities	**127,473**	127,685	103,260
Cash flows from investing activities			
Purchases of property and equipment	**(86,863)**	(85,905)	(57,728)
Acquisition of businesses, net of cash received	**(14,601)**	(820)	(8,518)
Acquisition of real estate, net of cash received	**(12,125)**	–	–
Investments in direct financing leases	**(237)**	(320)	(539)
Collections on direct financing leases	**1,342**	1,266	1,124
Proceeds from dispositions of assets	**5,271**	8,882	18,505
(Increase) decrease in intangibles and other assets	**(757)**	(1,053)	434
Net cash used in investing activities	**(107,970)**	(77,950)	(46,722)
Cash flows from financing activities			
Proceeds from borrowings	**274,763**	127,415	76,421
Payments on long-term debt	**(206,806)**	(149,390)	(141,978)
Purchases of treasury stock	**(93,689)**	(42,324)	(3,067)
Payments on capital lease obligations	**(2,444)**	(2,139)	(1,839)
Exercises of stock options	**7,194**	10,546	5,310
Excess tax benefit from exercise of employee stock options	**4,645**	4,595	3,398
Net cash used in financing activities	**(16,337)**	(51,297)	(61,755)
Net increase (decrease) in cash and cash equivalents	**3,166**	(1,562)	(5,217)
Cash and cash equivalents at beginning of the year	**6,431**	7,993	13,210
Cash and cash equivalents at end of the year	**$ 9,597**	$ 6,431	$ 7,993
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $733, $604 and $338, respectively)	**$ 8,769**	$ 7,144	$ 7,739
Income taxes (net of refunds)	**48,225**	27,377	29,869
Additions to capital lease obligations	**4,958**	877	16,098
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	**6,514**	1,063	1,656
Stock options exercised by stock swap	**787**	250	298
Store acquisitions financed through long-term notes	**–**	–	8,139

* Prior years adjusted to include the impact of stock-based compensation expense and the three-for-two stock split in April 2006; see Note 1 and Note 12 for additional information.

See accompanying notes.

Notes to Consolidated Financial Statements

August 31, 2006, 2005 and 2004
(In thousands, except per share data)

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "company") operates and franchises a chain of quick-service drive-ins in the United States and Mexico. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins.

From time to time, the company purchases existing Franchise Drive-Ins with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth.

Principles of Consolidation

The accompanying financial statements include the accounts of the company, its wholly-owned subsidiaries and its majority-owned Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the fiscal year 2006 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments that mature in three months or less from date of purchase.

Inventories

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases is computed by the straight-line method over the estimated useful lives or the lease term, including cancelable option periods when appropriate, and are combined for presentation in the financial statements

Accounting for Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Calculating the present value of future cash flows is

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

typically not required. Rather, because drive-in buildings are typically single-purpose assets, the impairment provided is equal to the carrying amount of the building and any improvements. The equipment associated with a store can be easily relocated to another store, and therefore is not adjusted.

Surplus property assets are carried at the lower of depreciated cost or fair value less cost to sell. The majority of the value in surplus property is land. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values.

Goodwill and Other Intangible Assets

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.

The company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 20 years. The company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Ownership Program

The company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of the company nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions, which give the company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and is intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy-out and buy-in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS No. 142.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

Revenue Recognition, Franchise Fees and Royalties

Revenue from Partner Drive-In sales is recognized when food and beverage products are sold.

Initial franchise fees are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company. Area development fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

The company's franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, the company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

Operating Leases

Rent expense is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of the leased property, which can occur before rent payments are due under the terms of the lease. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Advertising Costs

Costs incurred in connection with the advertising and promotion of the company's products are included in other operating expenses and are expensed as incurred. Such costs amounted to $30,948, $28,216, and $23,664 for fiscal years 2006, 2005 and 2004, respectively.

Under the company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the company and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as expense on the company's financial statements.

Stock-Based Compensation

Effective September 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Under the provisions of SFAS 123R, stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The company adopted SFAS 123R using the modified retrospective application method and, as a result, financial statement amounts for the prior periods presented have been adjusted to reflect the fair value method of expensing prescribed by SFAS 123R. The company believes that the modified retrospective application of this standard achieves the highest level of clarity and comparability among the presented periods.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

The following table shows total stock-based compensation expense and the tax benefit included in the Consolidated Statements of Income and the effect on basic and diluted earnings per share for the years ended August 31:

	2006	2005	2004
Selling, general and administrative	$ **7,187**	$ 6,757	$ 6,495
Income tax benefit	**(2,266)**	(1,819)	(1,511)
Net stock-based compensation expense	$ **4,921**	$ 4,938	$ 4,984
Impact on net income per share:			
Basic	$ **0.06**	$ 0.05	$ 0.06
Diluted	$ **0.06**	$ 0.05	$ 0.05

Many of the options granted by Sonic are incentive stock options, for which a tax benefit only results if the option holder has a disqualifying disposition. For grants of non-qualified stock options, the company expects to recognize a tax benefit on exercise of the option, so the full tax benefit is recognized on the related stock-based compensation expense. As a result of the limitation on the tax benefit for incentive stock options, the tax benefit for stock-based compensation will generally be less than the company's overall tax rate, and will vary depending on the timing of employees' exercises and sales of stock.

As a result of adopting SFAS 123R retrospectively, financial statements for the prior periods presented have been adjusted to reflect the fair value method of expensing stock options. The following table details the impact of retrospective application on previously reported results for the years ended August 31:

	2005		2004	
	Adjusted	As Previously Reported	Adjusted	As Previously Reported
Income Statement items:				
Income from operations	$ 117,449	$ 124,206	$ 99,619	$ 106,114
Income before income taxes	111,664	118,421	93,241	99,736
Net income	70,443	75,381	58,031	63,015
Net income per share - basic	$ 0.78	$ 0.84	$ 0.65	$ 0.71
Net income per share - diluted	0.75	0.80	0.63	0.68
Cash Flow items:				
Net cash provided by operating activities	$ 127,685	$ 132,280	$ 103,260	$ 106,658
Net cash used in financing activities	(51,297)	(55,892)	(61,755)	(65,153)
Balance Sheet items:				
Deferred income taxes	$ 7,786	$ 11,164		
Paid-in capital	153,776	121,982		
Retained earnings	397,989	426,783		
Total stockholders' equity	387,917	384,539		
Total liabilities and stockholders' equity	563,316	563,316		

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and disqualifying dispositions of incentive stock options.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and a change required by an accounting pronouncement when the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application of changes as if the new accounting principle had always been used. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005, which is our fiscal year beginning September 1, 2006. The adoption of the pronouncement is not expected to have a material impact on the company's financial position or results of operations.

In June 2006, the EITF reached consensus on EITF 06-3, "Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions." EITF 06-3 requires disclosure of a company's accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-3 also requires disclosure of the amount of taxes included in the financial statements. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006, which will be our third fiscal quarter beginning March 1, 2007. The company does not expect the adoption of EITF 06-3 to have a material impact on the company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be our fiscal year beginning September 1, 2007. The company is currently evaluating the impact of adopting FIN 48.

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006, which will be our fiscal year beginning September 1, 2007. The adoption of this statement is not expected to have a material impact on the company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2006	2005*	2004*
Numerator:			
Net income	$ 78,705	$ 70,443	$ 58,031
Denominator:			
Weighted average shares outstanding - basic	86,260	89,992	88,970
Effect of dilutive employee stock options	2,979	3,655	3,511
Weighted average shares - diluted	89,239	93,647	92,481
Net income per share - basic	$ 0.91	$ 0.78	$ 0.65
Net income per share - diluted	$ 0.88	$ 0.75	$ 0.63
Anti-dilutive employee stock options excluded	1,378	249	389

* Adjusted to include the impact of stock-based compensation expense and the three-for-two stock split in April 2006.

3. Impairment of Long-Lived Assets

During the fiscal years ended August 31, 2006, 2005 and 2004 the company identified impairments for certain drive-in assets and surplus property through regular quarterly reviews of long-lived assets. During fiscal year 2006, these analyses resulted in provisions for impairment totaling $264 to reduce the carrying amount of three surplus properties down to fair value. During fiscal year 2005, these analyses resulted in provisions for impairment totaling $387, including $286 to writedown the carrying amount of building and leasehold improvements on an underperforming drive-in, and $101 to reduce the carrying amount of a surplus property down to fair value. During fiscal year 2004, the regular quarterly reviews resulted in a provision of $675 to writedown the carrying amount of building and leasehold improvements for an underperforming drive-in.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2006 and 2005:

	2006	2005
Current Accounts and Notes Receivable:		
Royalties and other trade receivables	$ 12,863	$ 10,303
Notes receivable franchisees	353	104
Notes receivable from advertising funds	3,681	2,171
Other	4,682	6,446
	21,579	19,024
Less allowance for doubtful accounts and notes receivable	308	223
	$ 21,271	$ 18,801
Noncurrent Notes Receivable:		
Notes receivable franchisees	$ 5,509	$ 3,422
Less allowance for doubtful notes receivable	327	284
	$ 5,182	$ 3,138

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

The company's receivables are primarily due from franchisees, all of whom are in the restaurant business. Substantially all of the notes receivable from franchisees are collateralized by real estate or equipment. The notes receivable from advertising funds represent transactions in the normal course of business. The company collects royalties from franchisees and provides for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends.

5. Goodwill, Trademarks, Trade Names and Other Intangibles

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $5,245 and $749 at August 31, 2006 and 2005, respectively. Accumulated amortization related to these intangible assets was $543 and $359 at August 31, 2006 and 2005, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2006 and 2005.

The changes in the carrying amount of goodwill for fiscal years ending August 31, 2006 and 2005 were as follows:

	2006	2005
Balance as of September 1,	**$ 88,471**	$ 87,420
Goodwill acquired during the year	**8,504**	468
Goodwill acquired (disposed of) related to the acquisitions and dispositions of minority interests in Partner Drive-Ins, net	**(26)**	733
Goodwill disposed of related to the sale of Partner Drive-Ins	**-**	(150)
Balance as of August 31,	**$ 96,949**	$ 88,471

6. Leases

Description of Leasing Arrangements

The company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 15 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. The company classifies income from leasing operations as other revenue in the Consolidated Statements of Income.

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 18 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. For the majority of the leases, the land portions are classified as operating leases and the building portions are classified as capital leases.

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2006 and 2005:

	2006	2005
Minimum lease payments receivable	**$ 6,827**	$ 8,619
Less unearned income	**1,725**	2,412
Net investment in direct financing leases	**5,102**	6,207
Less amount due within one year	**1,287**	1,174
Amount due after one year	**$ 3,815**	$ 5,033

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Future minimum rental payments receivable as of August 31, 2006 are as follows:

	Operating	Direct Financing
Year ending August 31:		
2007	$ 563	$ 1,920
2008	575	1,770
2009	571	1,284
2010	543	679
2011	543	442
Thereafter	2,960	732
	5,755	6,827
Less unearned income	–	1,725
	$ 5,755	$ 5,102

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2006 and 2005:

	2006	2005
Total minimum lease payments	**$ 54,437**	$ 58,960
Less amount representing interest averaging 8.0% in 2006 and 7.3% in 2005	**17,812**	20,435
Present value of net minimum lease payments	**36,625**	38,525
Less amount due within one year	**2,330**	2,266
Amount due after one year	**$ 34,295**	$ 36,259

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2006 are as follows:

	Operating	Capital
Year ending August 31:		
2007	$ 10,513	$ 4,891
2008	10,431	4,767
2009	10,361	4,830
2010	10,210	4,853
2011	9,977	4,654
Thereafter	117,215	30,442
	168,707	54,437
Less amount representing interest	–	17,812
	$168,707	$ 36,625

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2006	2005	2004
Operating leases:			
Minimum rentals	$ 12,731	$ 11,355	$ 9,292
Contingent rentals	199	289	254
Sublease rentals	(542)	(536)	(596)
Capital leases:			
Contingent rentals	1,123	1,109	789
	$ 13,511	$ 12,217	$ 9,739

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2006 was $2,767.

7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2006 and 2005:

	Estimated Useful Life	2006	2005
Property and equipment:			
Home office:			
Leasehold improvements	Life of lease	$ 3,066	$ 3,046
Computer and other equipment	2 - 5 yrs	28,842	26,338
Drive-ins, including those leased to others:			
Land		154,092	134,695
Buildings	8 - 25 yrs	275,924	231,931
Equipment	5 - 7 yrs	168,019	146,116
Property and equipment, at cost		629,943	542,126
Less accumulated depreciation		185,275	154,269
Property and equipment, net		444,668	387,857
Capital Leases:			
Leased home office building	Life of lease	9,321	9,321
Leased drive-in buildings, equipment and other assets under capital leases, including those held for sublease	Life of lease	35,844	36,111
Less accumulated amortization		12,779	10,464
Capital leases, net		32,386	34,968
Property, equipment and capital leases, net		$477,054	$ 422,825

Land, buildings and equipment with a carrying amount of $33,836 at August 31, 2006 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $7,507 at August 31, 2006. As of August 31, 2006, the company had drive-ins under construction with costs to complete which aggregated $3,430.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2006 and 2005:

	2006	2005
Wages and other employee benefits	$ 9,707	$ 6,153
Taxes, other than income taxes	13,476	12,618
Accrued interest	389	305
Minority interest in consolidated drive-ins	2,610	1,904
Other	7,692	5,387
	$ 33,874	$ 26,367

9. Long-Term Debt

Long-term debt consists of the following at August 31, 2006 and 2005:

	2006	2005
Borrowings under line of credit[A]	$101,150	$ 30,150
Senior unsecured notes[B]	19,857	24,428
Other	1,392	5,617
	122,399	60,195
Less long-term debt due within one year[C]	5,227	4,261
Long-term debt due after one year	$117,172	$ 55,934

[A] At August 31, 2006 the company had an agreement with a group of banks that provided for a $150,000 line of credit, including a $2,000 sub-limit for letters of credit, expiring in July 2010. In addition to the $101,150 borrowed under the line of credit as of August 31, 2006, there were $676 in letters of credit outstanding. The company's effective borrowing rate under this line of credit as of August 31, 2006 and 2005 was 6.1% and 5.1%, respectively. Subsequent to year-end, Sonic signed a credit agreement with a group of banks which provides for a $100,000 five-year revolving credit facility and a $486,000 seven-year term loan facility. The new facility was used to refinance the existing line of credit in September 2006. See Note 18 for additional information about the new credit agreement.

[B] At August 31, 2006 the company had $19,857 of senior unsecured notes with $2,000 of Series A notes maturing in August 2008 and $17,857 of Series B notes maturing in August 2011 with interest payable semi-annually at 6.58% for the Series A notes and 6.87% for the Series B notes. The related agreements required, among other things, the company to maintain equity of a specified amount, and maintain ratios of debt to equity and fixed charge coverage. Subsequent to year-end, Sonic utilized funds available from the new credit agreement to pay the remaining balance of the senior unsecured notes, incurring early payment penalties of approximately $794.

[C] As a result of the subsequent repayment of the line of credit and senior secured notes, the amount of long-term debt due within one year is reflective of the maturities of the new credit agreement, along with maturities of the other notes that were not repaid subsequent to year-end.

In February 2006, the company entered into an interest rate swap agreement to modify a portion of the variable rate line of credit to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreement has been designated as a cash flow hedge, and effectiveness is determined by matching the principal balance and terms with that specific obligation. The effective portions of changes in fair value are recognized in accumulated other comprehensive income in the accompanying Consolidated Balance Sheets. Ineffective portions of changes in fair value are recognized as a charge or credit to earnings. Under the terms of the interest rate swap agreement, the company makes payments based on a fixed rate of 5.66% and receives interest payments based on 3-

(In thousands, except per share data)

month LIBOR on a notional amount of $60,000. The differences to be paid or received under the interest rate swap agreement are recognized as an adjustment to interest expense. By its terms, the agreement would expire in May 2010 and settle quarterly, however, as a result of the repayment of the line of credit that was being hedged by this instrument, this derivative was terminated subsequent to August 31, 2006 resulting in an immaterial gain that will be reflected immediately in income in the first quarter of fiscal year 2007.

In August 2006, the company entered into a forward starting swap agreement with the same financial institution to hedge part of the exposure associated with the new debt related to the tender offer that is further discussed in Note 18. The forward starting swap has been designated as a cash flow hedge, and is expected to be settled at the time the debt refinancing is completed to provide us with an effective interest rate of 5.16% plus 90 to 110 basis points for $400 million of the amount financed. The effectiveness of the instrument will be assessed quarterly and at the time the financing closes and any ineffectiveness will be recorded as a charge or credit to earnings. As of August 31, 2006, there was no hedge ineffectiveness.

The following table presents the components of comprehensive income for the year ended August 31, 2006:

Net Income	**$ 78,705**
Unrealized gains on interest rate swap agreement, net of tax	**(484)**
Total comprehensive income	**$ 78,221**

Maturities of long-term debt, reflecting the impact of the debt refinancing further described in Note 18, for each of the five years after August 31, 2006 are $5,227 in 2007, $6,924 in 2008, $6,936 in 2009, $6,937 in 2010, $6,914 in 2011, and $89,461 thereafter.

10. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2006 and 2005:

	2006	2005
Minority interest in consolidated drive-ins	**$ 4,566**	$ 4,182
Deferred area development fees	**2,385**	2,331
Other	**5,553**	3,565
	$ 12,504	$ 10,078

11. Income Taxes

The company's income before the provision for income taxes is classified by source as domestic income.

The components of the provision for income taxes consist of the following for the years ended August 31:

	2006	2005	2004
Current:			
Federal	**$ 42,629**	$ 37,572	$ 30,388
State	**4,163**	3,269	2,185
	46,792	40,841	32,573
Deferred:			
Federal	**(1,127)**	284	2,242
State	**(321)**	96	395
	(1,448)	380	2,637
Provision for income taxes	**$ 45,344**	$ 41,221	$ 35,210

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2006	2005	2004
Amount computed by applying a tax rate of 35%	$ 43,417	$ 39,083	$ 32,634
State income taxes (net of federal income tax benefit)	2,767	2,481	1,678
Employment related and other tax credits, net	(1,014)	(1,092)	(337)
Other	174	749	1,235
Provision for income taxes	$ 45,344	$ 41,221	$ 35,210

Deferred tax assets and liabilities consist of the following at August 31, 2006 and 2005:

	2006	2005
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	$ 83	$ 83
Property, equipment and capital leases	272	194
Accrued litigation costs	76	76
Deferred income from franchisees	(327)	–
Deferred income from affiliated technology fund	203	468
Current deferred tax assets, net	$ 307	$ 821
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	$ (2,390)	$ (2,649)
Investment in partnerships, including differences in capitalization and depreciation related to direct financing leases and different year ends for financial and tax reporting purposes	(8,764)	(10,587)
Capital loss carryover	–	1,313
State net operating losses	4,247	3,939
Property, equipment and capital leases	(1,150)	(2,104)
Allowance for doubtful accounts and notes receivable	160	111
Deferred income from affiliated franchise fees	1,830	1,559
Accrued liabilities	296	1,125
Intangibles and other assets	407	93
Deferred income from franchisees	877	–
Stock compensation	4,420	3,378
Other	55	(25)
	(12)	(3,847)
Valuation allowance	(4,247)	(3,939)
Noncurrent deferred tax liabilities, net	$ (4,259)	$ (7,786)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	$ 8,679	$ 8,400
Deferred tax liabilities	(12,631)	(15,365)
Net deferred tax liabilities	$ (3,952)	$ (6,965)

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance as of August 31, 2006 and 2005.

12. Stockholders' Equity

On April 30, 2004, the company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 24,845 shares of common stock were issued on May 21, 2004 in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $248 was reclassified from paid-in capital to common stock.

On April 6, 2006, the company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 38,219 shares of common stock were issued in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $382 was reclassified from paid-in capital to common stock.

All references in the accompanying consolidated financial statements to weighted average numbers of shares outstanding, per share amounts and Stock Purchase Plan and Stock Options share data have been adjusted to reflect the stock splits on a retroactive basis.

Stock Purchase Plan

The company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 759,375 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the company's board of directors.

Stock-Based Compensation

Under the provisions of SFAS 123R, stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The company adopted SFAS 123R effective September 1, 2005, using the modified retrospective application method and, as a result, financial statement amounts for the prior periods presented have been adjusted to reflect the fair value method of expensing prescribed by SFAS 123R.

At Sonic's annual meeting of stockholders on January 31, 2006, the stockholders approved the Sonic Corp. 2006 Long-Term Incentive Plan and the authorization of 6,750 shares for awards to employees and non-employee directors. This omnibus plan provides flexibility to award various forms of equity compensation, such as stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. Prior to approval of this plan, the company had two share-based compensation plans for employees and non-employee directors, which authorized the granting of stock options. No further awards will be granted under the previous plans now that the 2006 Long-Term Incentive Plan has been approved. The number of shares authorized for issuance under the company's existing plans as of August 31, 2006 totals 6,051, all of which were available for future issuance. Stock options historically granted under the company's plans have been granted with an exercise price equal to the market price of the company's stock at the date of grant, a contractual term of 10 years, and generally a vesting period of three years. The most recent options granted in April and August 2006 have a contractual term of seven years. The company's policy is to recognize compensation cost for these options on a straight-line basis over the requisite service period for the entire award. Additionally, the company's policy is to issue new shares of common stock to satisfy stock option exercises.

The company measures the compensation cost associated with share-based payments by estimating the fair value of stock options as of the grant date using the Black-Scholes option pricing model. The company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the company's stock options granted during 2006, 2005 and 2004. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted during 2006, 2005 and 2004 was $7.90, $8.94 and $6.89, respectively. In addition to the exercise and grant date prices of the awards, certain weighted average

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

assumptions that were used to estimate the fair value of stock option grants in the respective periods are listed in the table below:

	2006	2005	2004
Expected term (years)	**4.5**	5.1	5.8
Expected volatility	**34%**	41%	46%
Risk-free interest rate	**4.7%**	4.0%	3.8%
Expected dividend yield	**0%**	0%	0%

The company estimates expected volatility based on historical daily price changes of the company's common stock for a period equal to the current expected term of the options. The risk-free interest rate is based on the United States treasury yields in effect at the time of grant corresponding with the expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns. The estimate of expected term for options granted in April 2006 was adjusted to consider the reduced contractual term from 10 years to 7 years, resulting in a lower expected term.

SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. These excess tax benefits were $4,645 for the year ended August 31, 2006 and are classified as a financing cash inflow in the company's Consolidated Statements of Cash Flows.

A summary of stock option activity under the company's share-based compensation plans for the year ended August 31, 2006 is presented in the following table:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding-beginning of year	**7,826**	**$ 9.91**		
Granted	**965**	**22.08**		
Exercised	**(1,339)**	**5.97**		
Forfeited or expired	**(221)**	**19.13**		
Outstanding August 31, 2006	**7,230**	**$ 11.98**	**5.42**	**$ 72,656**
Exercisable August 31, 2006	**5,415**	**$ 9.10**	**4.64**	**$ 69,445**

The total intrinsic value of options exercised during the years ended August 31, 2006, 2005 and 2004 was $19,567, $20,923 and $12,617, respectively. At August 31, 2006, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12,441 and is expected to be recognized over a weighted average period of 1.6 years.

Stockholder Rights Plan

The company has a stockholder rights plan which is designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company without offering a fair price to all of the company's stockholders.

The plan provided for the issuance of one common stock purchase right for each outstanding share of the company's common stock. Each right initially entitles stockholders to buy one unit of a share of preferred stock for $85. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the company's common stock. At August 31, 2006, 1,000 shares of preferred stock have been reserved for issuance upon exercise of these rights.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

If any person becomes the beneficial owner of 15% or more of the company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, then each right not owned by a 15%-or-more stockholder or related parties will then entitle its holder to purchase, at the right's then current exercise price, shares of the company's common stock having a value of twice the right's then current exercise price. In addition, if, after any person has become a 15%-or-more stockholder, the company is involved in a merger or other business combination transaction with another person in which the company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price. Unless a triggering event occurs, the rights will not trade separately from the common stock.

The company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) following a public announcement that a 15% position has been acquired. The rights expire on June 16, 2007.

Stock Repurchase Program

The company has a stock repurchase program that is authorized by the Board of Directors. On April 7, 2006, the Board of Directors approved an increase in the company's share repurchase program from $34.6 million to $110.0 million and extended the program through August 31, 2007. Pursuant to this program, the company acquired 4,787 shares at an average price of $19.57 for a total cost of $93,682 during fiscal year 2006. As of August 31, 2006, the company had $89,413 available under the program.

13. Net Revenue Incentive Plan

The company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the company's board of directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The company recognized as expense incentive bonuses of $3,247, $2,997, and $3,070 during fiscal years 2006, 2005 and 2004, respectively.

14. Employment Agreements

The company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $8,608 at August 31, 2006 due to loss of employment in the event of a change in control (as defined in the contracts).

15. Contingencies

The company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the company's business or financial condition.

The company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5,000. As of August 31, 2006, the total amount guaranteed under the GEC agreement was $2,749. The company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2012. In the event of default by a franchisee, the company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes.

The company has obligations under various lease agreements with third-party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the company remains secondarily liable

(In thousands, except per share data)

for the lease payments for which it was responsible as the original lessee. As of August 31, 2006, the amount remaining under the guaranteed lease obligations totaled $3,934.

Effective November 30, 2005, the company extended a note purchase agreement to a bank that serves to guarantee the repayment of a franchisee loan and also benefits the franchisee with a lower financing rate. In the event of default by the franchisee, the company would purchase the franchisee loan from the bank, thereby becoming the note holder and providing an avenue of recourse with the franchisee. As of August 31, 2006, the balance of the loan was $2,631.

The company has not recorded a liability for its obligations under the guarantees, other than an immaterial amount related to the fair value of the guarantee associated with the note purchase agreement, and has not been required to make any payments under any of these guarantees.

16. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	2006	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*
Income statement data:										
Partner Drive-In sales	**$ 135,422**	$120,211	**$ 126,376**	$112,655	**$ 156,921**	$ 141,797	**$167,113**	$151,325	**$585,832**	$525,988
Other	**24,378**	22,016	**22,572**	19,958	**29,548**	25,856	**30,932**	29,248	**107,430**	97,078
Total revenues	**159,800**	142,227	**148,948**	132,613	**186,469**	167,653	**198,045**	180,573	**693,262**	623,066
Partner Drive-In operating expenses	**110,125**	97,784	**102,615**	91,682	**123,755**	111,691	**132,132**	120,749	**468,627**	421,906
Selling, general and administrative	**12,196**	10,833	**13,214**	11,785	**13,293**	12,096	**13,345**	12,789	**52,048**	47,503
Other	**9,897**	8,406	**9,997**	9,257	**10,361**	9,051	**10,705**	9,494	**40,960**	36,208
Total expenses	**132,218**	117,023	**125,826**	112,724	**147,409**	132,838	**156,182**	143,032	**561,635**	505,617
Income from operations	**27,582**	25,204	**23,122**	19,889	**39,060**	34,815	**41,863**	37,541	**131,627**	117,449
Interest expense, net	**1,307**	1,605	**2,096**	1,532	**2,215**	1,292	**1,960**	1,356	**7,578**	5,785
Income before income taxes	**26,275**	23,599	**21,026**	18,357	**36,845**	33,523	**39,903**	36,185	**124,049**	111,664
Provision for income taxes	**9,845**	8,485	**8,122**	7,084	**13,011**	12,248	**14,366**	13,404	**45,344**	41,221
Net income	**$ 16,430**	$ 15,114	**$ 12,904**	$ 11,273	**$ 23,834**	$ 21,275	**$ 25,537**	$ 22,781	**$ 78,705**	$ 70,443
Net income per share:										
Basic	**$ 0.19**	$ 0.17	**$ 0.15**	$ 0.12	**$ 0.28**	$ 0.24	**$ 0.30**	$ 0.26	**$ 0.91**	$ 0.78
Diluted	**$ 0.18**	$ 0.16	**$ 0.14**	$ 0.12	**$ 0.27**	$ 0.23	**$ 0.29**	$ 0.25	**$ 0.88**	$ 0.75
Weighted average shares outstanding:										
Basic	**87,415**	90,015	**86,227**	90,394	**85,993**	90,296	**85,405**	89,264	**86,260**	89,992
Diluted	**90,521**	93,578	**89,261**	94,182	**89,007**	94,074	**88,168**	92,755	**89,239**	93,647

* Prior years adjusted to include the impact of stock-based compensation expense and the three-for-two stock split in April 2006; see Note 1 and Note 12 for additional information.

17. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

Notes to Consolidated Financial Statements
August 31, 2006, 2005 and 2004
(In thousands, except per share data)

The following methods and assumptions were used by the company in estimating its fair values of financial instruments:

Cash and cash equivalents – Carrying value approximates fair value due to the short duration to maturity.

Notes receivable – For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2006 and 2005, carrying values approximate their estimated fair values.

Borrowed funds – Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings of similar amounts and terms to those currently outstanding. Carrying values for variable-rate borrowings approximate their fair values.

The carrying amounts, including accrued interest, and estimated fair values of the company's fixed-rate borrowings at August 31, 2006 were $19,857 and $19,925, respectively, and at August 31, 2005 were $24,526 and $25,123, respectively.

18. Subsequent Events

On August 15, 2006, we commenced a "modified Dutch auction" tender offer, initially offering to purchase 25,455 shares of our common stock at a price not less than $19.50 and not greater than $22.00 per share, for a maximum aggregate purchase price of $560 million. On September 25, 2006, we decreased the number of shares sought in the tender offer to 24,348, and increased the purchase price to not less than $19.50 and not greater than $23.00 per share. On October 13, 2006, we repurchased 15,918 shares of our common stock that were properly tendered and not withdrawn, at a purchase price of $23.00 per share for a total purchase price of $366,117.

We funded the repurchase of the shares of our common stock with the proceeds from new senior secured credit facilities with a syndicate of financial institutions led by Banc of America Securities LLC and Lehman Brothers Inc. The new senior secured credit facilities consist of a $100,000, five-year revolving credit facility and a $486,000, seven-year term loan facility. As of October 13, 2006, we had borrowed $486,000 under the term loan facility and no advances were outstanding under the revolving credit facility, to fund the purchase of the shares in the tender offer, as well as refinance certain of our existing indebtedness and pay related fees and expenses.

Interest on loans under the new senior secured credit facility will be payable at per annum rates equal to (1) in the case of the revolving credit facility, initially, LIBOR plus 175 basis points and adjusting over time based upon Sonic's leverage ratio and (2) in the case of the term loan facility, initially, LIBOR plus 200 basis points and adjusting over time based upon Sonic's credit ratings with Moody's Investors Service Inc.

We will pay a commitment fee on the unused portion of the revolving credit facility, starting at 0.375% and adjusting over time based upon our leverage ratio. Our ability to reserve funds from the revolving credit facility is conditioned upon various customary representations and warranties being true at the time of the borrowing, and upon no event of default existing or resulting from the receipt of such finds. We and all of our domestic subsidiaries have granted the lenders under the new senior secured credit facility valid and perfected first priority (subject to certain exceptions) liens and security interests in (1) all present and future shares of capital stock (or other ownership profit interests) in each of our present and future subsidiaries (subject to certain limitations), (2) all present and future property and assets, real and personal and (3) all proceeds and products of the property and assets described in clauses (1) and (2).

The credit agreement governing the new senior secured credit facilities contains certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings. Such negative covenants include limitations on liens, consolidations and mergers, indebtedness, capital expenditures, asset dispositions, sale-leaseback transactions, stock repurchases, transactions with affiliates and other restrictions and limitations. Furthermore, the credit agreement requires us to maintain compliance with certain financial covenants such as a leverage ratio and fixed charge coverage ratio. Although management does not anticipate an event of default, if such an event occurred, the unpaid amounts outstanding could become immediately due and payable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and Note 12 to the accompanying consolidated financial statements, in fiscal year 2006, Sonic Corp. adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sonic Corp.'s internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 27, 2006

Management's Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of August 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of August 31, 2006, the company's internal control over financial reporting is effective based on those criteria.

The company's independent registered public accounting firm has issued an attestation report on management's assessment of the company's internal control over financial reporting. This report appears on the following page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Sonic Corp.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sonic Corp. maintained effective internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sonic Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sonic Corp. maintained effective internal control over financial reporting as of August 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sonic Corp. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sonic Corp. as of August 31, 2006 and 2005, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended August 31, 2006 of Sonic Corp. and our report dated October 27, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 27, 2006

Directors and Officers

Board of Directors

J. Clifford Hudson
Chairman, Chief Executive Officer and President
Sonic Corp.

Leonard Lieberman [1,3]
Private Investor

Michael J. Maples [1,3]
Former Executive Vice President and Member of the Office of the President
Microsoft Corporation

Federico F. Peña [1,3]
Managing Director
Vestar Capital Partners

H. E. "Gene" Rainbolt [1,2]
Chairman
BancFirst

Frank E. Richardson [1,2,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg [1,2]
Retired President and Chief Executive Officer
Allied-Domecq Retailing U.S.A.

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

Chairman Emeritus
Troy N. Smith, Sr.
Founder of Sonic Drive-Ins

Director Emeritus
E. Dean Werries
Retired Chairman and Chief Executive Officer
Fleming Companies, Inc.

Officers

J. Clifford Hudson
Chairman, Chief Executive Officer and President

W. Scott McLain
President
Sonic Industries Inc.
(the company's franchising subsidiary)

Michael A. Perry
President
Sonic Restaurants, Inc.
(the company's restaurant-operating subsidiary)

Ronald L. Matlock
Senior Vice President, General Counsel and Secretary

Mitchell W. Gregory
Senior Vice President of Concept Development & Distribution

William T. Pierquet
Senior Vice President of Development

Andrew G. Ritger, Jr.
Senior Vice President of Development

Nancy L. Robertson
Senior Vice President of People & Communications

E. Edward Saroch
Senior Vice President of Field Services

Renee G. Shaffer
Vice President and Chief Information Officer

V. Todd Townsend
Vice President and Chief Marketing Officer

Stephen C. Vaughan
Vice President and Chief Financial Officer

Alan Cantrell
Vice President of Field Finance

Carolyn C. Cummins
Vice President of Compliance

P. Steve Dobbs
Vice President of Franchise Real Estate

Robert J. Geresi
Vice President of Operations

Keith O. Jossell
Vice President of Franchise Finance

Diane L. Prem
Vice President of Operation Services

Stephen P. Reed
Vice President of Supply Chain Management

Claudia San Pedro
Vice President of Investor Relations and Treasurer

Richard A. Schwabauer
Vice President of Operations

Paul S. Sinowitz
Vice President of Purchasing & Distribution

David A. Vernon
Vice President of Franchise Sales

J. Alan Walker
Vice President of Operations

Terry D. Harryman
Controller

M. Anne Burkett
Principal Internal Auditor

Corporate Information

Headquarters
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
UMB Bank, N.A.
928 Grand Boulevard
Kansas City, Missouri 64106
800/884-4225

Independent Registered Public Accounting Firm
Ernst & Young LLP
Oklahoma City, Oklahoma

Corporate Counsel
Phillips, McFall, McCaffrey, McVay, & Murrah, P.C.
Oklahoma City, Oklahoma

Annual Meeting
Our 2007 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Standard Time on January 31, 2007, at our Headquarters Building, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K
A copy of our annual report on Form 10-K for the year ended August 31, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Vice President and Chief Financial Officer, at our Headquarters. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found under SEC Filings in the "Investor Info" section of the website.

Forward-Looking Statements
Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information
Our common stock trades on the NASDAQ Global Select Market under the symbol SONC. At December 4, 2006, we had approximately 57,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low closing bids for the Company's common stock, adjusted for stock splits, during each fiscal quarter within the two most recent fiscal years.

Fiscal Year Ended August 31, 2006	High	Low
First Quarter	$ 19.940	$ 17.987
Second Quarter	$ 21.727	$ 18.327
Third Quarter	$ 23.480	$ 20.827
Fourth Quarter	$ 22.400	$ 19.070
Fiscal Year Ended August 31, 2005		
First Quarter	$ 19.987	$ 14.934
Second Quarter	$ 22.580	$ 19.447
Third Quarter	$ 23.647	$ 20.534
Fourth Quarter	$ 22.547	$ 19.447

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.

300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

www.sonicdrivein.com


SONIC
America's
Drive-In.